02047043

PE
7/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

SEC MAIL RECEIVED PROCESSING
AUG 2 1 2002
WASH, D.C. 151 SECTION

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

For the months of July 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

PROCESSED
AUG 2 9 2002
P THOMSON FINANCIAL

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

Enclosure: 1. Translations of Announcements required to be made to the Capital Markets Board of Turkey

2. Quarterly Interim Report of Turkcell, submitted to Turkish Capital Markets Board

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

ANKARA

Special Subjects:

As our Company's capital loss is compensated by adding the amount stated in the expert report dated 12.06.2001 to our shareholders' equity as of the date of 30.06.2002, we hereby inform you that there is no necessary procedures to follow under TCC Article 324.

A decrease of 1% in the fixed assets of the company occurred since the issue date of the expert report, however such amount was ignored during the valuation of Fixed Asset balances dated 31.12.2000 given that the rate of such decrease in the fixed assets were too low.

We, hereby declare that the above statement is in accordance with the principles in Communiqué Serial: VIII, No: 20 of the Board, reflects the entire information submitted to us and that the information complies with our books, records and documents and that we have spent all necessary efforts to obtain the related information about the subject accurately and completely and we are responsible from this statement.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Ekrem Tokay
Investor Relations	Chief Financial Officer
09.08.2002, 09:00	09.08.2002, 09:00

TURKCELL
İLETİŞİM HİZMETLERİ A.Ş.

30 Haziran 2002 ve 2001 Tarihlerinde Sona Eren
Altı Aylık Ara Hesap Dönemlerine Ait
Mali Tablolar ve Sınırlı Denetim Raporu

Bu Rapor 39 Sayfadır.

Turkcell İletişim Hizmetleri A.Ş.

İçindekiler

KPMG

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik A.Ş.

Alba İş Hanı Kat: 8
Büyükdere Cad. No: 67/71
Mecidiyeköy 80310 İstanbul
Türkiye

Telefon: 90 (212) 213 70 42
Telefax: 90 (212) 213 83 16

Turkcell İletişim Hizmetleri Anonim Şirketi'nin 30 Haziran 2002 ve 2001 Tarihlerinde Sona Eren Altı Aylık Ara Dönemlere Ait Sınırlı Denetim Raporu

Turkcell İletişim Hizmetleri Anonim Şirketi'nin (Şirket) 30 Haziran 2002 ve 2001 tarihleri itibariyle düzenlenmiş bilançolarını ve bu tarihlerde sona eren altı aylık ara dönemlere ait gelir tablolarını, Sermaye Piyasası Kurulu tarafından yayımlanan sınırlı denetim ilke ve kurallarına göre incelemiş bulunuyoruz. Ara bilançolar ve gelir tabloları üzerinde yaptığımız çalışma, yıllık mali tablolara ilişkin olarak genel kabul görmüş denetim ilke, esas ve standartlarına göre yapılan incelemeye oranla sınırlı tutulmuştur. İncelememiz esas olarak, ara bilançolar ve gelir tablolarının hazırlanışındaki sistemi anlamaya yönelik olarak, analitik inceleme, bilgi toplama ve sınırlı denetim ilke ve kurallarının gerektirdiği çeşitli denetim tekniklerinin uygulanmasından oluşmuştur. Bu nedenle raporumuzun, yıllık bağımsız denetim raporlarından farklı değerlendirilmesi gerekmektedir.

Bu çerçevede, yukarıda belirtilen ara mali tablolarda, bir önceki yılın aynı ara dönemi ile tutarlı bir şekilde uygulanan Sermaye Piyasası Kurulu tarafından yayımlanmış genel kabul görmüş muhasebe ilkelerine ve ara mali tabloların hazırlanmasına ilişkin ilke ve kurallara uymayan önemli bir hususa rastlanmamıştır.

İstanbul,
8 Ağustos 2002

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik A.Ş.

Cevdet Suner
Sorumlu Ortak, Başdenetçi

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
30 HAZİRAN 2002 ve 2001 TARİHLERİ İTİBARİYLE AYRINTILI BİLANÇOLAR

(Birim - Milyon TL)

AKTİF (VARLIKLAR)	Not	Cari Dönem 30 Haziran 2002	Önceki Dönem 30 Haziran 2001
I.DÖNEN VARLIKLAR		**1,214,489,022**	**658,355,783**
A. Hazır Değerler	30	**278,755,975**	**80,018,981**
1. Kasa		72,610	51,894
2. Bankalar		277,057,979	72,434,250
3. Diğer Hazır Değerler		1,625,386	7,532,837
B. Menkul Kıymetler		**175,576**	**172,304**
1. Hisse Senetleri		-	-
2. Özel Kesim Tahvil,Senet ve Bonoları		-	-
3. Kamu Kesimi Tahvil,Senet ve Bonoları	11 ve 20	175,576	172,304
4. Diğer Menkul Kıymetler		-	-
5. Menkul Kıymet Değer Düşüklüğü Karşılığı (-)		-	-
C. Kısa Vadeli Ticari Alacaklar		**365,323,079**	**239,641,431**
1. Alıcılar		518,076,467	347,901,520
2. Alacak Senetleri		24,171,034	26,406,346
3. Verilen Depozito ve Teminatlar		-	-
4. Diğer Kısa Vadeli Ticari Alacaklar	30	-	-
5. Alacak Reeskontu (-)	11	(822,340)	(1,635,522)
6. Şüpheli Alacaklar Karşılığı (-)	11 ve 25	(176,102,082)	(133,030,913)
D. Diğer Kısa Vadeli Alacaklar		**147,556,670**	**90,857,575**
1. Ortaklardan Alacaklar	10 ve 30	7,726,989	6,586,822
2. İştiraklerden Alacaklar	10 ve 30	101,512,770	38,519,105
3. Bağlı Ortaklıklardan Alacaklar	10 ve 30	12,799,457	7,912,823
4. Kısa Vadeli Diğer Alacaklar	22 ve 30	25,517,454	37,838,825
5. Alacak Reeskontu (-)		-	-
6. Şüpheli Alacaklar Karşılığı (-)		-	-
E. Stoklar	11	**8,855,008**	**24,043,685**
1. İlk Madde ve Malzeme		-	-
2. Yarı Mamuller		-	-
3. Ara Mamüller		-	-
4. Mamüller		-	-
5. Emtia		10,216,172	23,056,429
6. Diğer Stoklar		296,536	987,256
7. Stok Değer Düşüklüğü Karşılığı (-)		(1,657,700)	-
8. Verilen Sipariş Avansları		-	-
F. Diğer Dönen Varlıklar	13 ve 22	**413,822,714**	**223,621,807**
II. DURAN VARLIKLAR		**2,455,936,109**	**2,361,749,926**
A. Uzun Vadeli Ticari Alacaklar		**16,404,640**	**467,365**
1. Alıcılar		-	-
2. Alacak Senetleri		-	-
3. Verilen Depozito ve Teminatlar		579,833	467,365
4. Diğer Uzun Vadeli Ticari Alacaklar	22 ve 30	15,824,807	-
5. Alacak Reeskontu (-)		-	-
6. Şüpheli Alacaklar Karşılığı (-)		-	-
B. Diğer Uzun Vadeli Alacaklar		**8,525**	**239,367**
1. Ortaklardan Alacaklar		-	-
2. İştiraklerden Alacaklar		-	-
3. Bağlı Ortaklıklardan Alacaklar		-	-
4. Uzun Vadeli Diğer Alacaklar		8,525	239,367
5. Alacak Reeskontu		-	-
6. Şüpheli Alacaklar Karşılığı		-	-
C. Finansal Duran varlıklar	11 ve 20	**61,818,000**	**113,526,933**
1. Bağlı Menkul Kıymetler		-	-
2. Bağlı Menkul Kıy.Değ.Düş.Karşılığı (-)		-	-
3. İştirakler	26	114,978,109	89,090,227
4. İştiraklere Sermaye Taahhütleri (-)		-	-
5. İştirakler Değer Düşüklüğü Karşılığı (-)	26	(87,860,572)	(10,853,927)
6. Bağlı Ortaklıklar	26	38,193,159	38,193,159
7. Bağlı Ortaklıklara Sermaye Taahhütleri (-)	26	(96,704)	(1,431,854)
8. Bağlı Ortaklıklar Değer Düşüklüğü Karş. (-)	26	(3,395,992)	(1,470,672)
9. Diğer Finansal Duran Varlıklar		-	-
D. Maddi Duran Varlıklar	8,9,11,15,16 ve 29	**2,157,113,811**	**2,089,566,955**
1. Arazi ve Arsalar		326,007	326,007
2. Yerüstü ve Yeraltı Düzenleri		-	-
3. Binalar		44,569,740	41,899,652
4. Makine, Tesis ve Cihazlar		2,821,898,710	2,329,289,098
5. Taşıt Araç ve Gereçleri		2,292,165	2,285,302
6. Döşeme ve Demirbaşlar		72,758,310	63,564,352
7. Diğer Maddi Duran Varlıklar		43,277,189	40,060,456
8. Birikmiş Amortismanlar (-)		(961,555,953)	(538,393,690)
9. Yapılmakta Olan Yatırımlar		110,111,222	113,836,335
10. Verilen Sipariş Avansları		23,436,421	36,699,443
E. Maddi Olmayan Duran varlıklar	11	**142,871,583**	**134,364,915**
1. Kuruluş ve Teşkilatlanma Giderleri		-	-
2. Haklar		119,339	17,563
3. Araştırma ve Geliştirme Giderleri		-	-
4. Diğer Maddi Olmayan Duran Varlıklar	22	142,752,244	134,347,352
5. Verilen Avanslar		-	-
F. Diğer Duran Varlıklar	26	**77,719,550**	**23,584,391**

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
30 HAZİRAN 2002 ve 2001 TARİHLERİ İTİBARİYLE AYRINTILI BİLANÇOLAR

(Birim - Milyon TL)

PASİF (KAYNAKLAR)	Not	Cari Dönem 30 Haziran 2002	Önceki Dönem 30 Haziran 2001
I. KISA VADELİ BORÇLAR		**2,179,701,393**	**1,814,804,682**
A. Finansal Borçlar		**782,663,000**	**954,200,248**
1. Banka Kredileri	30	18,840	7,497
2. Uzun Vadeli Krd. Anapara Taksit ve Faizleri	30	782,644,160	954,192,751
3. Tahvil Anapara ve Faizleri		-	-
4. Çıkarılmış Bonolar ve Senetler		-	-
5. Diğer Finansal Borçlar		-	-
B. Ticari Borçlar		**155,252,388**	**301,117,479**
1. Satıcılar	30	155,252,388	300,491,050
2. Borç Senetleri		-	629,408
3. Alınan Depozito ve Teminatlar		-	-
4. Diğer Ticari Borçlar		-	-
5. Borç Reeskontu (-)		-	(2,979)
C. Diğer Kısa Vadeli Borçlar		**294,617,708**	**105,307,381**
1. Ortaklara Borçlar	10	46,292	46,292
2. İştiraklere Borçlar		-	-
3. Bağlı Ortaklıklara Borçlar		-	-
4. Ödenecek Giderler		-	-
5. Ödenecek Vergi, Harç ve Diğer Kesintiler	13	278,182,552	105,143,082
6. Ertelenen ve Taksite Bağlanan Devlet Alacakları		15,391,276	-
7. Kısa Vadeli Diğer Borçlar	30	997,588	118,007
8. Borç Reeskontu (-)		-	-
D. Alınan Sipariş Avansları		**1,307,707**	**213,174**
E. Borç ve Gider Karşılıkları		**945,860,590**	**453,966,400**
1. Vergi Karşılıkları		-	-
2. Diğer Borç ve Gider Karşılıkları	13,22 ve 33	945,860,590	453,966,400
II. UZUN VADELİ BORÇLAR		**1,627,113,107**	**1,422,973,788**
A. Finansal Borçlar		**1,612,194,253**	**1,393,352,887**
1. Banka Kredileri	30	1,612,194,253	1,393,352,887
2. Çıkarılmış Tahviller		-	-
3. Çıkarılmış Diğer Menkul Kıymetler		-	-
4. Diğer Finansal Borçlar		-	-
B. Ticari Borçlar		**404,352**	**-**
1. Satıcılar	30	404,352	-
2. Borç Senetleri		-	-
3. Alınan Depozito ve Teminatlar		-	-
4. Diğer Ticari Borçlar		-	-
5. Borç Senetleri Reeskontu (-)		-	-
C. Diğer Uzun Vadeli Borçlar		**3,921,432**	**21,427,241**
1. Ortaklara Borçlar		-	-
2. İştiraklere Borçlar		-	-
3. Bağlı Ortaklıklara Borçlar		-	-
4. Ertelenen ve Taksite Bağlanan Devlet Alacakları	34	3,921,432	21,427,241
5. Uzun Vadeli Diğer Borçlar		-	-
6. Borç Reeskontu (-)		-	-
D. Alınan Sipariş Avansları		-	**-**
E. Borç ve Gider Karşılıkları		**10,593,070**	**8,193,660**
1. Kıdem Tazminatı Karşılıkları	11	7,014,059	3,183,045
2. Diğer Borç ve Gider Karşılıkları	30	3,579,011	5,010,615
III. ÖZ SERMAYE	2,3,4 ve 5	**(136,389,369)**	**(217,672,761)**
A. Sermaye	2	**500,000,000**	**500,000,000**
B. Sermaye Taahhütleri (-)		-	**(236,233,745)**
C. Emisyon Primi		**269,324**	**-**
D. Yeniden Değerleme Değer Artışı	11	-	**-**
1. Duran Varlıklardaki Değer Artışı		-	-
2. İştiraklerdeki Değer Artışı		-	-
3. Borsada Oluşan Değer Artışı		-	-
E. Yedekler		**1,154**	**67,374,486**
1. Yasal Yedekler		70	70
2. Statü Yedekleri		-	-
3. Özel Yedekler		-	-
4. Olağanüstü Yedekler		1,084	1,084
5. Maliyet Artış Fonu		-	-
6. Serm. Ekl. İşt. His.ve Gayr. Satış Kazançları		-	-
7. Geçmiş Yıl Karı		-	67,373,332
F. Net Dönem Karı		**114,932,527**	**-**
G. Dönem Zararı (-)		**-**	**(376,636,728)**
H. Geçmiş Yıllar Zararları (-)		**(751,592,374)**	**(172,176,774)**
1. 2000 Yılı Zararı		(104,803,440)	(172,176,774)
2. 2001 Yılı Zararı		(646,788,934)	-

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
30 HAZİRAN 2002 ve 2001 TARİHLERİNDE SONA EREN ALTI AYLIK ARA DÖNEMLERE AİT
AYRINTILI GELİR TABLOLARI

(Birim - Milyon TL)

	Not	Cari Dönem 30 Haziran 2002	Önceki Dönem 30 Haziran 2001
A- Brüt Satışlar	5 ve 11	**1,439,845,004**	**949,990,680**
1- Yurtiçi Satışlar		1,350,353,569	884,258,187
2- Yurtdışı Satışlar		67,161,723	47,588,793
3- Diğer Satışlar		22,329,712	18,143,700
B- Satışlardan İndirimler (-)		**(57,239,682)**	**(19,134,931)**
1- Satıştan İadeler (-)		(49,045,344)	(18,865,631)
2- Satış İskontoları (-)		(8,194,338)	(269,300)
3- Diğer indirimler (-)		-	-
C- Net Satışlar		**1,382,605,322**	**930,855,749**
D- Satışların Maliyeti (-)	1,2,5 ve 8	**(824,539,731)**	**(633,473,668)**
BRÜT SATIŞ KARI veya ZARARI		**558,065,591**	**297,382,081**
E- Faaliyet Giderleri (-)		**(347,819,397)**	**(280,897,495)**
1- Araştırma ve Geliştirme Giderleri (-)		-	-
2- Pazarlama, Satış ve Dağıtım Giderleri (-)	2	(231,682,296)	(169,381,280)
3- Genel Yönetim Giderleri (-)	1,2,5,7 ve 8	(116,137,101)	(111,516,215)
ESAS FAALİYET KARI veya ZARARI		**210,246,194**	**16,484,586**
F- Diğer Faaliyetlerden Gelirler ve Karlar		**65,001,921**	**168,653,238**
1- İştiraklerden Temettü Geliri		-	-
2- Bağlı Ortaklıklardan Temettü Geliri		-	-
3- Faiz ve Diğer Temettü Gelirleri	Bilanço dipnotu 22	42,989,629	31,130,847
4- Faaliyetle İlgili Diğer Gelirler ve Karlar	Bilanço dipnotu 22	22,012,292	137,522,391
G- Diğer Faaliyetlerden Giderler ve Zararlar (-)		**(56,387,193)**	**(3,827,737)**
H- Finansman Giderleri (-)	2,3,4 ve 6	**(298,677,262)**	**(585,597,811)**
1- Kısa Vadeli Borçlanma Giderleri (-)		(123,325,178)	(101,732,179)
2- Uzun Vadeli Borçlanma Giderleri (-)		(175,352,084)	(483,865,632)
FAALİYET KARI veya ZARARI		**(79,816,340)**	**(404,287,724)**
I- Olağanüstü Gelirler ve Karlar		**208,520,943**	**37,968,319**
1- Konusu Kalmayan Karşılıklar	Bilanço Dipnotu 13 ve 33	199,119,800	35,103,564
2- Önceki Dönem Gelir ve Karları		684,190	-
3- Diğer Olağanüstü Gelirler ve Karlar		8,716,953	2,864,755
J- Olağanüstü Giderler ve Zararlar (-)		**(13,772,076)**	**(10,317,323)**
1- Çalışmayan Kısım Giderleri ve Zararları (-)		-	-
2- Önceki Dönem Gider ve Zararları (-)	13	(12,629,400)	(2,032,927)
3- Diğer Olağanüstü Giderler ve Zararlar (-)		(1,142,676)	(8,284,396)
DÖNEM KARI veya ZARARI		**114,932,527**	**(376,636,728)**
K- Ödenecek Vergi ve Diğ. Yasal Yük. Karş. (-)		-	-
NET DÖNEM KARI veya ZARARI		**114,932,527**	**(376,636,728)**

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
30 HAZİRAN 2002 VE 2001 TARİHLERİ İTİBARİYLE
BİLANÇO DİPNOTLARI

(Tutarlar aksi belirtilmedikçe milyon TL olarak ifade edilmiştir.)

1 İşletmenin fiili faaliyet konusu:

Turkcell İletişim Hizmetleri Anonim Şirketi (Şirket), 5 Ekim 1993 tarihinde İstanbul'da kurulmuştur. Şirket'in faaliyet konuları, T.C. Ulaştırma Bakanlığı (Bakanlık) ile imzalanmış bulunan GSM (Global System for Mobile Communications) Pan Avrupa Mobil Telefon Sistemi ihalesinde öngörülen iş ve hizmetler ile PTT kanununa aykırı olmamak üzere, her türlü telefon, telekomünikasyon ve benzeri hizmetlerdir.

Şirket, 1993 yılında Türk Telekomünikasyon A.Ş. (Türk Telekom) ile bir gelir paylaşımı sözleşmesi imzalamış, bu sözleşme çerçevesinde, GSM standartlarında bir mobil telefon sistemini yatırım bedelini de karşılamak suretiyle gerçekleştirmekle sorumlu kılınmıştır. Abonelere yönelik ücretlerin tahakkuk ve tahsilatını ise Türk Telekom üstlenmiştir. 15 yıllık bir süreyi kapsayan bu sözleşmeye göre, Şirket, tesis ücretleri, aylık sabit ücretler ve konuşma ücretlerinden elde edilen gelirler üzerinden %32.9 oranında pay almıştır. Şirket, 27 Nisan 1998 tarihinde Bakanlık ile bir lisans sözleşmesi imzalamış ve bu sözleşme uyarınca 500 milyon Amerikan Doları lisans ücreti karşılığında 25 yıl süreli bir GSM işletme lisansı (Lisans) almaya hak kazanmıştır. Lisans sözleşmesi çerçevesinde, abonelere yönelik ücretlerin tahakkuk ve tahsilatı Şirket tarafından yapılmakta ve tahsilat riski Şirket tarafından üstlenilmektedir. Ayrıca, Şirket, abonelerinden elde ettiği brüt gelirin %15'ini her ay Türkiye Cumhuriyeti Hazine Müsteşarlığı'na (Hazine) Hazine Payı olarak ödemektedir.

Şirket, 4673 sayılı Kanunun Geçici 2. maddesi uyarınca, 23 Temmuz 2001 tarihinde Telekomünikasyon Kurumu (Kurum) ile yeni bir görev ve imtiyaz sözleşmesi imzalamıştır. Ancak, bir kısım maddeleri ile ilgili Danıştay görüşünün olumsuz olması sebebi ile sözkonusu sözleşme yürürlüğe girmemiştir. Danıştay'ın görüşleri doğrultusunda revize edilen yeni sözleşme Şirket tarafından 12 Şubat 2002 tarihinde imzalanmış ve Kurum'a gönderilmiştir. İmzalanan yeni sözleşme 13 Şubat 2002 tarihi itibariyle yürürlüğe girmiştir. Kurum ile imzalanan sözleşme gereği, yukarıda açıklanan Hazine Payı ödemesine ek olarak, brüt gelirlerden her türlü vergi, resim, harç, fon, hazine payı ve KDV düşüldükten sonra kalan tutarın %0.35 oranındaki bir payın yılda bir kez olmak üzere Kurum masraflarına katılım payı olarak Kurum'a ödenmesi gerekecektir.

2 Sermayenin %10 ve daha fazlasına sahip ortaklar:

30 Haziran 2002 ve 2001 tarihleri itibariyle, Şirket ortaklarının pay oranları ve tutarları aşağıdaki gibidir:

	Pay Oranı (%)		Pay Tutarı	
Ortak Adı	**30 Haziran 2002**	**30 Haziran 2001**	**30 Haziran 2002**	**30 Haziran 2001**
Turkcell Holding A.Ş. (Turkcell Holding)	51.00	51.00	255,000,000	134,520,790
Sonera Holding BV (Sonera)	13.07	13.29	65,370,950	35,067,149
Diğer	22.04	22.49	110,156,725	59,321,046
Halka Açık	13.89	13.22	69,472,325	34,857,270
	100.00	**100.00**	**500,000,000**	**263, 766,255**

30 Haziran 2002 tarihi itibariyle, çeşitli kuruluşlardan kullanılan kredilere karşılık rehin olarak tutulan Şirket hisseleri toplamı 177,841,509,416 (30 Haziran 2001: 93,597,579,000 adet) adettir.

3 Sermayeyi temsil eden hisse senetlerine tanınan imtiyazlar (hisse senetleri tertipleri ve türleri itibari ile ayrı ayrı):

Hisse senetlerine tanınan imtiyaz bulunmamaktadır.

4 Kayıt sermayeli ortaklıklarda kayıtlı sermaye tutarı:

Şirket'in kayıtlı sermaye tavanı 500,000,000 TL'dır (30 Haziran 2001: 500,000,000 TL).

5 Dönem içinde yapılan sermaye arttırımları ve kaynakları:

Yoktur.

6 Dönem içinde ihraç edilen hisse senedi dışındaki menkul kıymetler:

Yoktur.

7 Dönem içinde itfa edilen borçlanmayı temsil eden menkul kıymetler:

Yoktur.

8 Cari dönemde duran varlık hareketleri :

	30 Haziran 2002	30 Haziran 2001
a. Satın alınan, imal veya inşa edilen maddi duran varlık maliyeti	207,021,003	925,153,321
b. Satılan veya hurdaya ayrılan maddi duran varlık maliyeti (-)	(5,956,937)	(2,129,316)
c. Cari dönemde ortaya çıkan yeniden değerleme artışları	-	-

30 Haziran 2002 tarihinde sona eren dönemde, satın alınan, imal veya inşa edilen maddi duran varlık maliyeti içinde 137,204,109 TL (30 Haziran 2001: 770,710,080 TL) tutarında aktifleştirilmiş finansman gideri bulunmaktadır.

d. Yapılmakta olan yatırımların niteliği, toplam tutarı, başlangıç ve bitiş tarihi ve tamamlanma derecesi :

30 Haziran 2002 tarihi itibariyle:

Yatırım	Niteliği	Başlama Tarihi	Bitiş Tarihi	Toplam Harcama	Tamamlanma Derecesi (%)
Faz 9	GSM Şebeke Yatırımı	Mart 2001	Aralık 2005	105,824,697	30
VAS Projeleri	GSM Şebeke Yatırımı	**	Aralık 2002	3,432,982	*
Diğer Yatırımlar	Bina ve IT Yatırımları	**	Eylül 2002	853,543	*
				110,111,222	

30 Haziran 2001 tarihi itibariyle:

Yatırım	Niteliği	Başlama Tarihi	Bitiş Tarihi	Toplam Harcama	Tamamlanma Derecesi (%)
Faz 8	GSM Şebeke Yatırımı	Ocak 2000	Eylül 2001	86,031,415	89
Faz 9	GSM Şebeke Yatırımı	Mart 2001	Aralık 2002	24,023,869	14
VAS ve Diğer	GSM Şebeke Yatırımı	**	Aralık 2001	3,781,051	*
				113,836,335	

* *Aynı anda devam eden birçok projeden oluştuğundan tamamlanma derecesi verilememektedir.*
** *Muhtelif tarihlerde yapımı başlatılmış küçük çaplı projelerdir.*

9 Cari ve gelecek dönemlerde yararlanılacak yatırım indiriminin toplam tutarı:

30 Haziran 2002 ve 2001 tarihleri itibariyle, Şirket'in yararlanabileceği yatırım indiriminin toplam tutarı aşağıdaki gibidir:

	30 Haziran 2002	30 Haziran 2001
Devreden yatırım indirimi	2,950,272,030	1,771,586,889
Endeksleme	680,703,194	622,796,201
Cari dönem yatırım indirimi	31,051,177	195,197,025
Düzeltme +/(-)	(4,028,215)	-
Kullanılan yatırım indirimi (-)	-	-
	3,657,998,186	**2,589,580,115**

Önceki dönemlerde yatırım indirimine konu edilmiş bir kısım teşvikli yatırım malzemesinin dönem içinde satılması sebebiyle, bu malzemelere ait yatırım indirimi tutarı hakedilen yatırım indirimi tutarından düşülmüş ve yukarıdaki tabloda "Düzeltme" başlığı altında ayrıca gösterilmiştir. Yapılan satışlar Hazine'den alınan izin ile yapılmıştır.

10 İşletmenin ortaklar, iştirakler ve bağlı ortaklıklarla olan alacak-borç ilişkisi:

30 Haziran 2002	Alacaklar		Borçlar	
	Ticari	Ticari Olmayan	Ticari	Ticari Olmayan
ORTAKLAR				
Sonera	-	4,837,153	-	46,292
Çukurova Investment N.V. (Çukurova Investment)	-	2,722,744	-	-
Genel Sigorta A.Ş. (Genel Sigorta)	-	-	19,950	-
Bilka Bilgi Kaynak ve İletişim Sanayi A.Ş. (Bilka)	-	167,092	-	-
Yapı Kredi Kredi Bankası A.Ş. (Yapı Kredi)	37,444	-	-	-
Pamukbank T.A.Ş. (Pamukbank)	852	-	-	-
	38,296	**7,726,989**	**19,950**	**46,292**
İŞTİRAKLER				
Fintur Holdings BV (Fintur)	5,892,002	101,512,770	-	-
	5,892,002	**101,512,770**	-	-
BAĞLI ORTAKLIKLAR				
Global Bilgi Pazarlama, Danışma ve Çağrı Servisi Hizmetleri A.Ş. (Global)	-	9,980,538	2,614,563	-
Turktell Bilişim Servisleri A.Ş. (Turktell)	231,613	1,082,772	-	-
Kıbrıs Mobile Telekomünikasyon Limited (KKTCell)	4,590,001	1,418,506	-	-
Mapco İnternet ve İletişim Hizmetleri A.Ş. (Mapco)	-	317,641	118,052	-
Corbuss Kurumsal Telekom Servis Hizmetleri A.Ş. (Corbuss)	-	-	422,352	-
	4,821,614	**12,799,457**	**3,154,967**	-
	10,751,912	**122,039,216**	**3,174,917**	**46,292**

10.1 Ortaklar ile İlgili Bakiyeler

Bilka, Sonera ve Çukurova Investment'dan ticari olmayan alacaklar, bu firmalara yansıtılan halka arz giderleri ve Takasbank kiralarından oluşmaktadır. Genel Sigorta'ya olan ticari nitelikteki borç tutarı bu firmadan yaptırılan çeşitli sigorta poliçelerinden oluşmaktadır. Ticari nitelikteki alacakların Yapı Kredi ile ilgili kısmı sözkonusu banka ile ortaklaşa gerçekleştirilen kampanya sonucu gider paylaşımından kaynaklanmaktadır.

Ayrıca, Şirket'in iştiraklerinden Fintur'un yeniden yapılandırılması ve ortaklık yapısının yeniden düzenlenmesine yönelik imzalanan niyet mektubu gereğince, Çukurova Holding A.Ş. ve Yapı Kredi'ye ödenen Fintur hisse satış bedeli avans tutarları, ilişikteki mali tablolarda "Diğer Duran Varlıklar" kaleminde yeralmaktadır. (Not 26)

10.2 *İştirakler ile İlgili Bakiyeler*

İştiraklerden ticari olmayan alacak tutarı, Şirket'in Fintur sermaye arttırımına kendi hissesi oranında katılımına istinaden, ileriki dönemlerde yapılacak sermaye artışları ile ilgili avanslardan oluşmaktadır. Ticari alacaklar ise bu şirkete sağlanan çeşitli hizmet bedellerinden oluşmaktadır.

10.3 *Bağlı Ortaklıklar ile İlgili Bakiyeler*

Bağlı ortaklıklardan ticari olmayan alacakların KKTCell ve Turktell ile ilgili kısımları bu firmalara verilen çeşitli avanslar ve kira bedellerinden oluşmaktadır. Mapco ile ilgili bakiye, bu firma ile ilgili olarak yapılan birtakım masrafların sözkonusu firmaya faturalanmasından oluşmuştur. Global ile ilgili bakiye ise bu firmaya 2002 yılı içinde gerçekleştirilecek olan sermaye arttırımına istinaden verilen apel avansından oluşmaktadır.

KKTCell'den olan ticari alacaklar bu firma ile olan roaming ve simkart satışı ilişkisi sonucu oluşmuştur. Turktell'den olan ticari alacaklar bu firmadan satın alınan çeşitli promosyon malzemeleri için verilen avanslardan oluşmaktadır. Global'e olan ticari borç bakiyesi bu firmadan alınan abone hizmetlerinin faturalarından, Mapco'ya olan ticari borç bakiyesi bu firmadan alınan internet hizmetlerinin faturalarından, Corbuss'a olan ticari borçlar ise bu şirketten alınan sabit kıymetler ve kurumsal hizmet bedellerinden oluşmaktadır.

30 Haziran 2001	**Alacaklar**		**Borçlar**	
	Ticari	**Ticari Olmayan**	**Ticari**	**Ticari Olmayan**
ORTAKLAR				
Sonera	-	4,040,456	-	-
Yapı Kredi	44,728	-	-	-
Çukurova Holding	-	180,488	-	-
Çukurova Investment	-	2,173,785	-	-
Genel Sigorta	-	-	182,509	-
Pamukbank	195	-	-	-
Bilka	-	167,092	-	-
Acteon Limited (Acteon)	-	25,001	-	-
	44,923	**6,586,822**	**182,509**	**-**
İŞTİRAKLER				
Fintur	193,430	38,519,105	-	-
	193,430	**38,519,105**	**-**	**-**
BAĞLI ORTAKLIKLAR				
KKTCell	4,013,236	1,104,006	-	-
Global	-	2,823,781	-	-
Turktell	-	657,515	-	-
Corbuss	-	1,120,162	430,981	-
Mapco	-	1,093,694	-	-
Platco İnternet ve Altyapı Hizmetleri A.Ş. (Platco)	-	1,113,665	-	-
	4,013,236	**7,912,823**	**430,981**	**-**
	4,251,589	**53,018,750**	**613,490**	

11 Stoklar ve diğer bilanço kalemlerinde uygulanan değerleme, envanter ve amortisman ayırma yöntemleri, bunlarda ve diğer muhasebe politikalarında önceki dönemlere göre yapılan değişiklikler, bu değişikliklerin parasal etkileri ve işletmenin sürekliliği ile dönemsellik varsayımlarını değiştirecek muhtemel gelişmeler ve bunların gerekçeleri:

İlişikteki mali tabloların hazırlanışında takip edilen temel muhasebe ilkeleri aşağıda belirtilmiştir:

11.1 Şüpheli Alacaklar Karşılığı

Şirket yönetimi alacakların tahsil edilebilirliğini dönemsel olarak takip etmekte ve Lisans alım tarihinden bilanço tarihine kadar gerçekleşen tahsilat oranlarını esas alarak tahsili şüpheli alacaklardan doğabilecek muhtemel zararlar için karşılık ayırmaktadır.

11.2 Alacak ve Borç Reeskontu

Bilanço tarihi itibariyle Şirket'in Türk Lirası borç ve alacak senetleri ile vadeli çekleri T.C. Merkez Bankası'nca (TCMB) açıklanan oran (%64) esas alınarak, vadeye kalan gün sayısı üzerinden reeskonta tabi tutulmuştur.

Vadesi 3 ayı geçen senetsiz alacaklar ve borçlar bulunmamaktadır.

11.3 Stoklar

Stoklar aylık ortalama maliyet yöntemi ile değerlenmektedir. Ancak, net gerçekleşebilir değer, bahsi geçen ortalama maliyetin altına düştüğü takdirde, net gerçekleşebilir değer esas alınmaktadır. Envanterdeki varlıkların net gerçekleşebilir değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, "Genel Yönetim Giderleri" ve "Stok Değer Düşüklüğü Karşılığı" hesaplarında muhasebeleştirilmektedir.

11.4 Finansal Duran Varlıklar ve Menkul Kıymetler

Finansal duran varlıklar maliyet bedelleriyle kaydedilmektedir. Net defter değerinin maliyet bedelinden düşük olması durumunda, finansal duran varlıklar net defter değerleri ile değerlenmektedir. Finansal duran varlıkların net defter değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, "Diğer Faaliyetlerden Giderler ve Zararlar" ve "Finansal Duran Varlıklar" hesaplarında muhasebeleştirilmektedir.

Kamu kesimi tahvil, senet ve bonoları, repo yapılmış olanlar hariç, rayiç bedelleri ile değerlenmiştir. Repo yapılan menkul kıymetler ise maliyet bedellerine bilanço tarihi itibariyle kazanılmış faiz gelirleri ilave edilerek gösterilmiştir.

11.5 Maddi Duran Varlıklar ve Amortismanlar

Maddi duran varlıklar elde etme maliyetleri ile kayıtlara alınmaktadır. Ayrıca, yürürlükteki mevzuat çerçevesinde, arazi ve arsalar ile özel maliyetler dışındaki maddi duran varlıklar 31 Aralık 1998 tarihine kadar, T.C. Maliye Bakanlığı'nca açıklanan değerleme oranları kullanılarak yeniden değerlemeye tabi tutulmuştur. Şirket maddi duran varlıklarını 30 Haziran 2002 ve 2001 tarihleri itibariyle yeniden değerlemeye tabi tutmamıştır (Not 29). Maddi duran varlıkların elde edilmeleriyle ilgili finansman giderleri yürürlükteki mevzuat çerçevesinde bu varlıkların maliyetlerine ilave edilmektedir.

Şirket maddi duran varlıklarını, muhtemel faydalı ömürlerini dikkate alarak, normal amortisman yöntemiyle amortismana tabi tutmaktadır.

Kullanılan amortisman oranları aşağıda gösterilmiştir.

	30 Haziran 2002	30 Haziran 2001
Binalar	2	2
Tesis, makine ve cihazlar	12.5 - 20	12.5 - 20
Taşıt araçları	20	20
Döşeme ve demirbaşlar	20	20
Özel maliyetler	20	20

11.6 *Maddi Olmayan Duran Varlıklar ve İtfaları*

Şirket'in maddi olmayan duran varlıkları, Lisans, bilgisayar programları ve telefon tesis bedellerinden oluşmakta ve kayıtlara maliyet bedeli üzerinden yansıtılmaktadır. Lisans bedeli dışındaki kıymetler 5 yıl, Lisans bedeli ise 25 yıl üzerinden itfa edilmektedir.

11.7 *Kıdem Tazminatı Karşılığı*

Yürürlükteki iş kanununa göre, Şirket, emeklilik dolayısıyla veya istifa ve iş kanununda belirtilen davranışlar dışındaki nedenlerle istihdamı sona eren çalışanlarına belirli bir toplu ödeme yapmakla yükümlüdür. Bu yükümlülük çalışılan her yıl için, 30 Haziran 2002 tarihi itibariyle azami 1,103.54 TL (30 Haziran 2001: 768.1 TL) olmak üzere, 30 günlük toplam brüt ücret ve diğer haklar esas alınarak hesaplanmaktadır.

Şirket, Sermaye Piyasası Kurulu (SPK) tarafından yayınlanan muhasebe ilke ve standartları uyarınca, 31 Aralık 1998 tarihi itibariyle olan toplam yükümlülük için 1999 yılından başlayarak 5 yıl boyunca eşit taksitlerle karşılık ayırmak ilkesini benimsemiştir. Bu şekilde hesaplanan kıdem tazminatı karşılığı 30 Haziran 2002 tarihi itibariyle ilişikteki mali tablolarda 7,014,059 TL (30 Haziran 2001: 3,183,045 TL) olarak yansıtılmıştır.

Şirket'in, çalışan personelin tamamının işine son vermesi halinde, 30 Haziran 2002 tarihi itibariyle ödemesi gereken kıdem tazminatı tutarı 7,084,881 TL'dır (30 Haziran 2001: 3,301,081 TL).

11.8 *Yeniden Değerleme Değer Artış Fonu*

Şirket, 1999 yılı öncesinde aktifinde kayıtlı olan maddi duran varlıklarını her yıl T.C. Maliye Bakanlığı'nca açıklanan değerleme oranları ile yeniden değerlemeye tabi tutmuş ve ortaya çıkan net değer artışlarını özkaynaklar kalemi altında "Duran Varlıklardaki Değer Artışı" hesabında izlemiştir. Şirket'in mali tablolarının SPK tarafından yayınlanan muhasebe ilke ve standartlarına uygun hale getirilmesi sırasında ortaya çıkan toplam 6,818,172 TL tutarındaki fon artışı yasal mevzuat çerçevesinde kullanılabilir nitelikte olmadığından, 31 Aralık 1999 tarihli mali tablolarda geçmiş yıl karları hesabına dahil edilmiştir.

11.9 *Gelir ve Maliyet Tahakkukları*

Gelir ve giderler tahakkuk esasına göre gelir tablosuna yansıtılmıştır.

11.10 Yabancı Para Birimi Kalemleri

Dönem içinde yabancı para birimi bazındaki işlemler, işlem tarihinde geçerli olan döviz kurlarından Türk Lirası'na çevrilmektedir. Bilançoda yer alan yabancı para birimi bazındaki varlıklar ve kaynaklar, bilanço tarihinde geçerli TCMB döviz kurları kullanılarak Türk Lirası'na çevrilmiştir.

Ayrıca, ilişikteki mali tablolarda dövizli borçlar SPK'nun öngördüğü şekilde dönem sonu döviz satış kuru dikkate alınarak değerlenmiştir.

11.11 Diğer Bilanço Kalemleri

Diğer bilanço kalemleri esas olarak kayıtlı değerleriyle yansıtılmışlardır.

12 Tebliğin 1 no'lu ekinde belirtilen bilanço tarihinden sonra ortaya çıkan ve açıklamayı gerektiren hususlara ilişkin bilgi:

12.1 Temmuz 2002 tarihinden geçerli olmak üzere kıdem tazminatı tavanı 1,160 TL olarak belirlenmiştir.

12.2 Detayları Not 13.12'de açıklanan davanın görüldüğü Ankara 7. Asliye Hukuk Mahkemesi, 10 Temmuz 2002 tarihinde Şirket ile Telekomünikasyon Kurumu arasında mevcut protokollerin, Telsiz Ruhsat ve Kullanım Ücretlerinin (TGM) Şirket tarafından aboneden tahsil edilip Kurum'a ödenmesi mükellefiyetini öngören hükümlerini iptal etmiş ve Telekomünikasyon Kurumu tarafından açılmış olan karşı davayı reddetmiştir.

13 Tebliğin 2 no'lu ekinde belirtilen şarta bağlı zararlar ile her türlü şarta bağlı kazançlara ilişkin bilgi:

13.1 Şirket'in, 27 Nisan 1998 tarihinde imzalamış olduğu lisans sözleşmesi 4673 sayılı kanunun geçici 2. maddesi uyarınca yenilenmiş ve 13 Şubat 2002 tarihinde Kurum tarafından da imzalanarak yürürlüğe girmiştir (Not 1). Lisans sözleşmesi çerçevesinde, abonelere yönelik ücretlerin tahakkuk ve tahsilatı Şirket tarafından yapılmakta ve tahsilat riski Şirket tarafından üstlenilmektedir. Şirket abonelerinden elde ettiği brüt gelirinin %15'ini her ay Hazine'ye Hazine Payı olarak ödemektedir. Yenilenen lisans sözleşmesi ile Şirket yılda bir kez olmak üzere brüt gelirden her türlü vergi, resim, harç, fon, hazine payı ve KDV düşüldükten sonra kalan tutarın %0.35'ini Kurum masraflarına katılım payı olarak ödemekle yükümlü tutulmuştur.

Lisans sözleşmesi, GSM standartlarında bir mobil telefon sisteminin kurulması, geliştirilmesi ve işletilmesine ilişkin hüküm ve şartlar içermektedir. Şirket'in sözleşmede öngörülen şartlara uygun faaliyette bulunması esas olup, sözkonusu şartların ihlal edilmesi ve Lisans sözleşmesi'nde öngörülen mükellefiyetlerin yerine getirilmemesi halinde önemli ceza ve tedbirlerle karşı karşıya kalması olasılığı mevcuttur. Bunlardan biri de (verilen süre içerisinde aykırılığı gidermemesi halinde) sözleşmenin feshidir. Lisans sözleşmesinde, sözleşmenin feshini gerektiren diğer sebepler aşağıdaki gibi açıklanmıştır:

1. İşletmeci hakkında yargı yerlerince verilmiş iflas ve konkordato kararı olması;
2. İşletmecinin kendisine tahsis edilen frekanslar ya da GSM sisteminde kullanılması için işletmeciye tahsis edilecek diğer frekanslar dışında faaliyet gösterdiğinin belirlenmesi, verilen süre içerisinde bu faaliyetine son verilmemesi.

Lisans sözleşmesi, 4501 sayılı kanunun geçici 1. maddesi ve Danıştay İdari İşler Kurulu'nun 5 Nisan 2001 tarih ve 2001/51 sayılı kararı gereğince, Uygulanacak Hukuk ve Uyuşmazlıkların Çözümü Ek Maddesi'ni de kapsamaktadır. Buna göre taraflar sözleşmenin kapsamı, uygulanması ve feshi ile ilgili konularda çıkan uyuşmazlıkları öncelikle Lisans Koordinasyon Kurulu'nda görüşmelerle çözümleyeceklerdir. Sözkonusu uyuşmazlık Lisans Koordinasyon Kurulu'nda 30 gün içinde çözümlenemezse, taraflardan biri diğerine bildirimde bulunarak uyuşmazlığın 15 gün içerisinde çözümlenememesi halinde tahkim yoluna başvuracağı uyarısında bulunacak, yapılacak bildirimi takip eden 15 gün içinde uyuşmazlığın çözümlenememesi halinde, uyuşmazlık Uluslararası Ticaret Odası (ICC) tahkim kuralları çerçevesinde seçilecek üç hakem tarafından tahkim yoluyla çözümlenecektir. Ancak, Lisans sözleşmesinin olağanüstü durumlarda işletmenin askıya alınmasını düzenleyen 26. maddesi ile haberleşmenin gizliliği, milli güvenlik ve kamu düzeni konularını düzenleyen 46. maddesinden doğan uyuşmazlıklar tahkim kapsamı dışında tutulmuştur.

13.2 24 Nisan 1998 tarihinde, Şirket, Türk Telekom ile şebekelerini birbirine bağlamayı amaçlayan ve Şirket'in GSM şebekesinin santral, baz istasyonu, baz istasyon kontrol istasyonu ve ilgili diğer teçhizatı için Türk Telekom'un mevcut yer, bina, tesis, kule, enerji, devre, klima ve benzeri altyapı imkanlarından yararlanmasını sağlayan bir şebekelerarası irtibat ve işbirliği sözleşmesi imzalamıştır. Sözkonusu sözleşme, Lisans sözleşmesi yürürlükte kaldığı sürece yürürlükte kalacaktır.

Türk Telekom'un sözleşmede tanımlanan yükümlülüklerini yerine getirememesi, sözleşme hükümlerine uymaması veya sözleşmede tanımlanan ödemeleri yapamaması durumunda Şirket'in servis kalitesi ve finansal pozisyonu olumsuz yönde etkilenebilir.

13.3 Lisans sözleşmesinin 5. maddesi, brüt geliri tesis ücretleri, sabit ücretler ve haberleşme ücretlerinin toplamı olarak belirtmektedir. Aynı sözleşmenin 8. maddesi, Şirket'in tüm abonelerinden elde ettiği brüt gelirlerinin %15'inin her ay Hazine'ye Hazine Payı olarak ödenmesi gerekliliğini ortaya koymaktadır. Şirket yönetimi, yetkili mercilere ödenmesi amacıyla abonelere faturaladığı çeşitli vergi, fon ve kesintileri brüt gelir tanımının dışında tutarak Hazine Payı hesaplamasına katmamıştır. Bakanlık, 8 Kasım 1999 tarihli yazısında, Danıştay'ın mevcut uygulamanın Lisans sözleşmesine uygun olmadığı ve Lisans'ın alındığı tarihten itibaren geriye dönük olarak Katma Değer Vergisi (KDV), Eğitime Katkı Payı (EKP), Frekans Kullanımı ve Ruhsat Ücretleri (TGM) üzerinden de Hazine Payı hesaplanması gerekliliği hususundaki istişari kararını Şirket'e ve diğer GSM operatörüne (Telsim Mobil Telekomünikasyon A.Ş.) bildirmiştir. Hazine, 18 Kasım 1999 tarihinde, Danıştay'ın kararı ve Bakanlık yazısına istinaden Şirket'ten sözkonusu tutarı yasal faizi ile birlikte ödenmesini talep etmiştir.

30 Kasım 1999 tarihinde, Şirket, Bakanlık ve Hazine aleyhine yürütmeyi durdurma istemiyle dava açmıştır. Danıştay, 16 Şubat 2000 tarihinde, KDV üzerinden hesaplanan Hazine Payı yönünden işlemlerin yürütülmesinin durdurulma isteminin reddine, EKP ve TGM üzerinden hesaplanan Hazine Payı yönünden ise işlemlerin yürütülmesinin durdurulmasına karar vermiştir. Kararın KDV ile ilgili kısmına Şirket, EKP ve TGM ile ilgili kısmına ise Hazine tarafından itiraz edilmiş fakat her iki tarafın itirazları da reddolunmuştur. 30 Haziran 2002 tarihi itibariyle, Şirket Danıştay'ın 16 Şubat 2000 tarihli kararı gereği, KDV üzerinden de Hazine Payı hesaplamakta ve ödemektedir.

Danıştay 10. Dairesi'nde görülen dava sonucunda 17 Nisan 2002 tarihinde tebliğ edilen gerekçeli karar, EKP ve TGM üzerinden Hazine Payı hesaplanmasının mümkün olamayacağı, ancak KDV üzerinden Hazine Payı ödenmesi gerektiği yönünde olmuştur. Kararın EKP ve TGM yönünden Şirket lehine olması sebebiyle, dava ile ilgili olarak SPK Muhasebe Standartları Dairesi'nin 10 Ağustos 2000 tarihli talebi doğrultusunda, EKP ve TGM üzerinden anapara ve gecikme faizleri dahil olmak üzere ayrılan Hazine Payı karşılıkları ilişikteki mali tablolardan tenzil edilmiştir. 30 Haziran 2002 tarihi itibariyle tenzil edilen karşılık tutarı 68,509,731 TL olup "Borç ve gider karşılıkları" ile "Konusu kalmayan karşılıklar" hesapları kullanılarak muhasebeleştirilmiştir. (Not 33)

13.4 Lisans sözleşmesi kapsamında her ay Hazine'ye ödenen %15 oranındaki Hazine Payı ile ilgili olarak, Hazine, 2 Kasım 2000 tarihinde, Şirket'e bir yazı göndermiş ve Incoming Roaming, 8081 Bilgi Hattı, 8080 Finans Hattı, 7532 Tele Sekreter, 7500 Fatura Bilgi Hattı, SMS Geliri, Fax ve Data, Ayrıntılı Fatura, Hat Açma Kapama, Ünvan Değiştirme, Devir Ücreti, Kapama Ücreti, Şebekelerarası Geçiş Ücreti, Simkart Değişiklik Ücreti, Fal Servisi, Flash Haber, Fatura Güncelleme, Bilinmeyen Numaralar Servis Ücreti ve Gecikme Faizi Gelirlerinin (Ek Servis Gelirleri) de Lisans sözleşmesinin 8. maddesi çerçevesinde "Brüt Gelir" tanımına girdiğini ve dolayısıyla Hazine Payı matrahına dahil edilmesi gerektiğini bildirmiştir. Aynı yazıda, Hazine adı geçen gelirler üzerinden Lisans alım tarihinden itibaren hesaplanan Hazine Payı tutarının da yasal faizleri ile birlikte ödenmesi gerektiğini belirtmiştir.

Şirket, yürütmenin durdurulması ve iptali için Hazine aleyhine Danıştay'da dava açmıştır. Danıştay 9 Temmuz 2001 tarihinde Şirket'in yürütmenin durdurulması talebini reddine karar vermiştir. Şirket 25 Temmuz 2001 tarihinde bu karara Danıştay İdari Dava Daireleri Genel Kurulu nezdinde itiraz etmiş ancak bu itirazı 14 Eylül 2001 tarihinde reddedilmiştir.

Danıştay'da dava aşamasında bulunan ve ayrıca, Şirket ve Hazine arasında müzakere aşamasındaki konu ile ilgili olarak, 15 Kasım 2000 tarihinde, SPK Şirket'e bir yazı göndermiş ve ek pay tutarının kesinleşmesi ve tarhın ödenmeyerek hukuki ihtilaf konusu yapılması durumunda, talep edilen ek pay tutarı için en yakın mali tablolarda karşılık ayrılması gerektiğini bildirmiştir. Bu nedenle, Şirket, yukarıda belirtilen gelirler üzerinden anapara ve gecikme faizleri dahil toplam 198,237,939 TL tutarında ek pay hesaplamış ve 2000 yılından başlamak üzere bu tutarların tamamı için mali tablolarda karşılık ayırmıştır. (Notlar 22 ve 33 ve Gelir tablosu dipnotu 2)

Hazine, ayrıca, 18 Aralık 2000 tarihinde Şirket'e bir yazı daha göndermiş ve bu sefer Aralık 1999'dan itibaren Şirket tarafından toplanan Özel İşlem Vergisi (ÖİV) ile Nisan 1999'dan itibaren toplanan Sözleşme Damga Vergisi (DV) tutarları üzerinden de Hazine Payı hesaplanmasını ve ödenmesini talep etmiştir. Şirket, yürütmenin durdurulması ve iptali için Hazine aleyhine Danıştay'da dava açmıştır. Danıştay 10 Temmuz 2001 tarihinde Şirket'in yürütmenin durdurulması talebini reddetmiştir.

Konu ile ilgili olarak SPK'nun benzer davalardaki yaklaşımları doğrultusunda 2000 yılından başlanarak sözü edilen vergiler üzerinden de Hazine Payı hesaplanarak mali tablolarda karşılık ayrılmıştır.

Ancak, Şirket yönetimi bu dava ile ilgili olarak hukukçularının görüşleri ile benzer konulardaki yargı içtihatlarını gözönünde bulundurarak bir değerlendirme yapmış ve konunun niteliği itibariyle TGM ve EKP ile aynı olduğu ve bu nedenle sonucunun Şirket lehine olacağı kanaatine varmıştır. Bu doğrultuda da 31 Aralık 2001 tarihi itibariyle mali tablolarda ayrılmış olan toplam 28,511,424 TL tutarındaki karşılık ilişikteki mali tablolarda "Borç ve gider karşılıkları" ile "Konusu kalmayan karşılıklar" hesaplarında muhasebeleştirilerek tenzil edilmiştir. (Not 33)

13.5 Şirket, Hazine'ye gönderdiği bir yazı ile, bir mobil şebekeden çıkıp diğer mobil şebekede sonlanan çağrılar ile Türk Telekom'dan çıkıp yine mobil şebekede sonlandırılan çağrılardan kaynaklanan arabağlantı gelirlerinin brüt gelir olarak tanımlanamayacağından bahisle, Kasım 2000 ayı sonu itibariyle sehven ödenen, yasal faiz hariç, 88,769,291 TL'nın iadesini talep etmiş; ve yine Hazine'ye gönderdiği diğer bir yazı ile, 1 Mart 2001 tarihinden itibaren arabağlantı gelirlerinin %15 Hazine Payı ödemesine esas kalemler arasından çıkaracağını bildirmiş ve bu yönde uygulamaya başlamıştır. Şirket'in bu talebi üzerine Bakanlık tarafından Danıştay'dan istişari görüş istenmiş, Danıştay Birinci Dairesi "bir mobil şebekeden başlatılıp diğer mobil şebekede sonlanan çağrılar ile Türk Telekom PSTN şebekesinden başlatılıp yine başka bir mobil şebekede sonlanan çağrılardan kaynaklanan arabağlantı gelirinin, GSM işletmecilerinin her biri için ayrı ayrı brüt gelir unsurlarından olduğu ve her bir işletmecinin bu gelirleri de kapsayan brüt gelirin %15'ini Hazine Payı olarak ödemesi gerektiği sonucuna ulaşıldığı" yönünde görüş bildirmiştir.

Hazine 18 Temmuz 2001 tarih ve 59792 sayılı yazısı ile, Danıştay Birinci Dairesi'nin görüşü doğrultusunda, brüt gelire esas teşkil edecek matraha arabağlantı gelirlerinin dahil edilerek Hazine Payının yeniden hesaplanmasını ve oluşan farkın ödemenin gerçekleşeceği tarih itibariyle amme alacaklarına uygulanan yasal faiz tahakkuk ettirilmek suretiyle ödenmesini istemiştir. Şirket konudaki görüşünü korumuş ve 7 Ağustos 2001 tarihinde anlaşmazlığın çözümü amacıyla bu konunun Lisans Koordinasyon Kurulu'nda görüşülmesi için Bakanlık'a başvurmuştur. Lisans Koordinasyon Kurulu iki üyesi Şirket'in, iki üyesi Bakanlık temsilcilerinden ve başkanı da iki tarafın ortak karar verdiği beş üyeden oluşmaktadır. Bu kuruldan bir çözüm çıkmaması sonucunda, Şirket 30 Ekim 2001 tarihinde Uluslararası Ticaret Odası'nın Uluslararası Tahkim Divanı'na bir dilekçe vererek Bakanlık, Telekomünikasyon Kurumu ve Hazine aleyhine tahkim davası açmıştır.

Yukarıda bahsi geçen konularla ilgili olarak 88,769,291 TL, imtiyaz sözleşmesi tarihi olan 27 Nisan 1998 tarihinden Kasım 2000 sonuna kadar olan tutar olup, Aralık 2000 ile Şubat 2001 tarihi sonuna kadar ödenen tutar 17,066,444 TL'dır. 1 Mart 2001 tarihinden itibaren arabağlantı gelirlerinin %15 Hazine Payı ödemesine esas kalemler arasından çıkarılması yönündeki uygulama sonucu Mart 2001 – Haziran 2002 dönemi için oluşan Hazine Payı tutarı 155,775,003 TL'dır.

Danıştay Birinci Dairesi'nin görüşü doğrultusunda hesaplanması talep edilen amme alacaklarına uygulanan yasal faiz tahakkuk ettirilmek suretiyle, 155,775,003 TL için 30 Haziran 2002 tarihi itibariyle hesaplanan faiz 80,546,954 TL olup, mali tablolarda bu konu ile ilgili olarak toplam 236,321,957 TL karşılık ayrılmıştır. (Not 22 ve 33 ve Gelir tablosu dipnotu 2)

13.6 Boğaziçi Kurumlar Vergi Dairesi Müdürlüğü'nün (Vergi Dairesi) 4 Mayıs 2000 tarih ve B.K. 4.34.00.54./07/-C-9433 sayılı yazısında, Şirket'in GSM 900 Lisansı katma değer vergisinin beyan edilmediği ve ödenmediği gerekçesiyle ihtiyati tahakkuk kararı alınmış olduğu belirtilmiştir. Vergi Dairesi tarafından terettüp ettirilen tutarlar şöyledir:

KDV bedeli	: 18,631,500 TL
Gecikme faizi	: 48,069,300 TL (29 Şubat 2000 itibariyle)
Ağır kusur cezası	: 37,263,000 TL

Şirket tarafından uzlaşma müessesesinin işletilmesi talep edilmiş, ancak 18 Temmuz 2000 tarihinde toplanan Maliye Bakanlığı Merkezi Uzlaşma Komisyonu'nda uzlaşma vaki olmamıştır. Bunun üzerine Şirket, 26 Mayıs 2000 tarihinde, İstanbul 2. Vergi Mahkemesi'nde açtığı davaya devam etme kararı almıştır. Ancak, davanın 13 Kasım 2000 tarihinde Mahkeme tarafından reddolunması ve yapılan cezalı KDV tarhiyatının onanması sonucunda Şirket, yasal süresi içinde, Danıştay'a gitmiş ve yürütmenin durdurulması istemiyle kararı temyiz etmiştir. Danıştay, ağır kusur cezası için yürütmenin

Vergi Dairesi, 11 Ocak 2001 tarih ve 2001/2 nolu ödeme emri ile toplam 75,643,890 TL'nın (03 Ocak 2001 tarih ve 2001/20 nolu tahakkuk ile 18,631,500 TL KDV ve 57,012,390 TL gecikme faizi) ödenmesini talep etmiştir. Şirket, Vergi Dairesi aleyhine sözkonusu tahakkuk ve ödeme emrinin iptali için iki dava açmıştır. Davalar ilgili mahkemelerde görülürken, Vergi Dairesi'nin Şirket'in bazı bankalar nezdindeki hesaplarına haciz koyması üzerine KDV aslı 22 Mart 2001 tarihinde ödenmiştir. Şirket, ayrıca, 57,012,390 TL tutarındaki gecikme faizi ile 9,315,750 TL tutarındaki ağır kusur ceza bedeli için taksitlendirme talebinde bulunmuş ve bu talep Vergi Dairesi tarafından 68,000,000 TL tutarında teminat mektubu verilmesi koşuluyla kabul edilmiştir. Buna göre tahakkuk bedeli yıllık %36 tecil faizi ile 15 eşit taksite bölünmüş ve ilk taksit 30 Mart 2001 tarihinde 4,421,876 TL olarak ödenmiştir.

İstanbul 5. Vergi Mahkemesi gecikme faizi tahakkuk fazlasının kaldırılmasını karara bağlamıştır. Kararın uygulanması ile yeniden hesaplanan ve Vergi Dairesi'nin 31 Mayıs 2001 tarih ve 15904 nolu yazısı ile bildirilen gecikme faizi tutarı 11,122,997 TL olarak belirlenmiştir. Ağır kusur cezası bedeli ise 9,315,750 TL olarak aynen korunmuş, böylece toplamda 20,438,747 TL tutarındaki borç, Vergi Dairesi tarafından belirlenen yeni ödeme planına göre 15 eşit taksite bölünmüş ve aylık ödeme tutarı 1,362,583 TL olarak belirlenmiştir.

Gecikme faiz tutarının 11,122,997 TL olarak belirlenmesi ile Şirket, 31 Mayıs 2001 tarihinde 68,000,000 TL tutarındaki teminat mektubunu 15,000,000 TL değerindeki yeni bir teminat mektubu ile değiştirmiştir. (Not 18)

Ancak tecil edilen amme borcunun ödenmesi sırasında, gerek Danıştay 9. Dairesi'nin Şirket lehine verdiği bozma kararı, gerekse gecikme faizi yönünden İstanbul 5. Vergi Mahkemesi'nde açılan davanın büyük bir bölümünün Şirket lehine sonuçlanması nedeniyle, tecil ve taksitlendirmeye tabi bütün borcunun tutarı 11,122,997 TL olarak belirlenmiş ve bu tutar yine Mart 2001 tarihinden başlamak üzere aynı şartlarla 15 eşit taksite bağlanmış, aylık ödeme tutarı ise 741,533 TL olarak tespit edilmiştir.

Daha önce ödenen 4,421,876 TL tutarındaki taksit nedeniyle, Vergi Dairesi'ne kalan borcun toplam tutarı 6,701,121 milyon TL olarak hesaplanmış ve bu durum ilgili Vergi Dairesi tarafından 24 Temmuz 2001 tarih ve 21982 sayılı yazı ile bildirilmiştir.

Bütün bu gelişmelere rağmen, amme borcunun dayanağını teşkil eden gecikme faizi hakkında İstanbul 5. Vergi Mahkemesi kararına karşı Şirket tarafından yapılan temyiz ve yürütmenin durdurulması talebi, Danıştay 9. Dairesinin 29 Ağustos 2001 gün ve E.2001/3972 sayılı kararı ile öncelikle yürütmenin durdurulması talebi teminat karşılığı olmak üzere kabul edilmiştir.

6183 sayılı Kanunun 49. maddesi uyarınca verilen yürütmenin durdurulması kararı amme borcunun ödenmesini durdurduğundan, Danıştay'ın esas hakkında vereceği kararına kadar taksit ödemeleri Vergi Dairesi'nce askıya alınmıştır.

Vergi Dairesi Danıştay 9. Dairesi tarafından verilen bozma kararına karşı kararın düzeltilmesi talebinde ve İstanbul 5. Vergi Mahkemesi kararına karşı da Danıştay 9. Daire nezdinde temyiz talebinde bulunmuş durumdadır.

Sonuç olarak, yukarıda ayrıntılı olarak açıklandığı üzere, Vergi Dairesi'nin 24 Temmuz 2001 tarihli yazısında belirtilen toplam amme borcu tutarı (Ağustos 2001 tarihinde ödenen 27,322 TL taksit tutarı da dikkate alınarak) 6,673,799 TL olup, Vergi Dairesi tarafından Danıştay 9. Dairesinin 29 Ağustos 2001 tarih ve E.2001/3972 sayılı yürütmenin durdurulması kararı dikkate alınarak tecil faizine tabi tutulmayıp, ödenmesi ise teminat karşılığında durdurulmuş durumdadır.

Konu ile ilgili olarak SPK'nun ihtiyatlılık kavramı gözönünde bulundurularak, 2000 yılından itibaren karşılık ayrılmaya başlanmıştır. 31 Aralık 2001 tarihi itibariyle ayrılan karşılık 94,204,594 TL tutarındadır. Ancak, Şirket yönetimi bu dava ile ilgili gelişmeleri benzer konulardaki yargı içtihatları ve hukukçularının görüşlerini de gözönüne alarak değerlendirmiş ve davanın muhtemel neticelerinin büyük ölçüde Şirket lehine olacağı sonucuna varmıştır. Şirket yönetiminin bu görüşleri doğrultusunda, 31 Aralık 2001 tarihi itibariyle mali tablolarda ayrılmış olan toplam 94,204,594 TL tutarındaki karşılık ilişikteki mali tablolarda "Borç ve gider karşılıkları" ile "Konusu kalmayan karşılıklar" hesaplarında 78,215,045 TL azaltılmış olup gecikme bedelinin ödemesinin yapılmadığı dönemlere ait tecilden doğan 2,068,518 TL tutarındaki gecikme bedeli faizi için gider karşılığı ayrılmak suretiyle toplam karşılık tutarı 18,058,067 TL'na indirilmiştir. (Not 22 ve 33)

13.7 Vergi Dairesi tarafından 28 Ocak 2002 tarihinde Şirket'e bildirilen Maliye Bakanlığı Hesap Uzmanları Kurulu raporunda, Şirket'in brüt geliri üzerinden aylık olarak hesaplayıp ödediği %15 oranındaki Hazine Paylarının da katma değer vergisine tabii olduğu belirtilmiş ve Şirket'in Nisan 1998'den itibaren ödediği Hazine Payları için sorumlu sıfatıyla katma değer vergisi ödemesi gerektiği sonucuna varılmıştır.

Bu rapora dayanarak, Vergi Dairesi Nisan 1998-Kasım 2001 tarihleri arasında Şirket'in ödediği Hazine Payları üzerinden 91,374,223 TL katma değer vergisi ve 145,271,725 TL vergi cezası tarh ettirmiş ve 31 Ocak 2002 tarihinde Şirket'e bildirmiştir. Şirket, 13 Şubat 2002 tarihinde, Vergi Dairesi'ne sözkonusu vergi ve cezası için uzlaşma komisyonu'na müracaat edeceğini bildirmiş ve maddi duran varlıklarının 749,498,993 TL tutarındaki kısmını Vergi Dairesi'ne teminat olarak göstermiştir. (Not 15)

Şirket, 30 Haziran 2002 tarihli mali tablolarında, 118,330,633 TL tutarındaki hesaplanan KDV'ni "Diğer dönen varlıklar" ve "Ödenecek vergi, harç ve diğer kesintiler" hesaplarında, 145,271,725 TL tutarında vergi cezasını ve Şirket'in hesapladığı 152,372,457 TL tutarındaki gecikme faizini "Diğer borç ve gider karşılıkları" hesaplarında göstermiştir. (Not 22, 33 ve Gelir tablosu dipnotu 2)

Henüz dava aşamasına gelmemiş olan konu ile ilgili olarak Şirket 1 Mart 2002 tarihinde uzlaşma müracaatında bulunmuştur.

Henüz dava aşamasına gelmemekle birlikte, SPK'nun benzer konulardaki yaklaşımları ve dava durumunun ve muhtemel neticelerinin belirgin hale gelmemiş olması sebebiyle talep edilen tutarın tamamı ile hesaplanan gecikme faizleri için 31 Aralık 2001 tarihli mali tablolardan başlanarak karşılık ayrılmaktadır. KDV aslı için ise, ödenmesi durumunda indirim konusu yapılabileceği hususu göz önüne alınarak ilgili bilanço hesaplarında gösterilmiştir.

13.8 Türk Telekom ile imzalanan "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" çerçevesinde, Türk Telekom şebekesinden Şirket şebekesine gelen trafik için, Türk Telekom bir dakikalık temel birim ücretlerden katma değer, haberleşme ve diğer vergiler ile resim, harç, fon ve masrafları (4316 sayılı 1998 Mali Yılı Bütçe Kanununun 32. Maddesi gereğince tahakkuk ettirilecek %10 fon payı hariç) düşmekte ve net 0.06 ABD Doları/dakika'yı kendisinde tutmak kaydıyla kalanı Şirket'e ödemektedir. 2000 yılı Bütçe Kanunu'nun 28. Maddesi ile fon payı miktarı %15'e çıkarılmış ve 4499 sayılı Kanunun geçici 6. maddesi gereğince Türkiye Radyo Televizyon Kurumu'na (TRT) ödenmek üzere %2.5 oranında TRT payı konulmuştur. Ayrıca, 2000 yılı Bütçe Kanunu, 1998 ve 1999 yıllarından farklı olarak Türk Telekom'dan yapılacak Hazine ve TRT payı kesintilerinin özelleştirmeden sonra Türk Telekom'a geri ödenmeyeceği hususunu belirtmiştir. Bu durum üzerine Türk Telekom, Hazine'ye yapmış olduğu bu ödemeleri Ocak 2000'den başlayarak Şirket'e yaptığı ödemelerden düşmüştür. Şirket'in 25 Nisan 2000 tarihinde yargı merciinden yürütmeyi durdurma kararı alması üzerine Mart ayından itibaren sözü edilen kesinti yapılmamıştır. Şirket'in 6,687,360 TL tutarındaki Ocak ve Şubat aylarına ait kesintileri geri almak için açtığı dava T.C. Ankara 7. Asliye Ticaret Mahkemesi'nce reddedilmiştir (5 Ekim 2000 ait kesinti tutarı olan 29,796,934 TL'nı 1,971,648 TL gecikme faizi ile birlikte üç taksit halinde ödenmek üzere Şirket'e faturalamış ve bunun 1/3'ünü Eylül ayı kesintisiyle birlikte Şirket'e yaptığı ödemelerinden ihtirazi kayıtla düşmüştür.

Şirket Ankara Asliye 7. Ticaret Mahkemesinin davanın reddine dair kararının bozulması istemiyle temyiz başvurusunda bulunmuştur. Şirket, ayrıca, ilgili mahkeme kararının temyiz edilmiş ve henüz kesinleşmemiş olduğu gerekçesiyle 3 Kasım 2000 tarihinde Ankara 3. Asliye Ticaret Mahkeme'sine başvurmuş ve ihtiyati tedbir talebinde bulunmuştur. Şirket'in talebinin haklı bulunması ile sözkonusu kesintiler için ihtiyati tedbir konulmasına karar verilmiştir. Ayrıca, Şirket yukarıda sözedilen Türk Telekom'un Şirket'e yaptığı ödemelerden düştüğü Mart-Ağustos kesintisinin ilk taksidini ve Eylül ayı kesintisini faiziyle beraber alabilmek için Ankara 3. Asliye Ticaret Mahkemesi'nde Türk Telekom aleyhinde 10 Kasım 2000 tarihinde dava açmıştır.

Yargıtay 19. Hukuk Dairesi Ankara 7. Asliye Ticaret Mahkemesi'nin kararını %15 Fon Payı yönünden bozmuş ve %2.5 TRT Payı yönünden ise onamıştır. Karar Şirket'e 20 Haziran 2001 tarihinde tebliğ edilmiştir. Türk Telekom Tashih-i Karar talebinde bulunmuş ancak bu talep reddedilmiştir. Ankara 7. Asliye Ticaret Mahkemesi 24 Ocak 2002 tarihli kararı ile Yargıtay 19. Hukuk Dairesi'nin bozma ilamına uyarak %15 fon payı yönünden Şirket lehine karar vermiştir. Bu karar sonucunda, sözkonusu dava %15 fon payı yönünden Şirket ve %2.5 TRT payı yönünden Türk Telekom lehine sonuçlanmıştır.

Bu karar üzerine, Şirket 15 Şubat 2002 tarihinde, Ocak ve Şubat 2000 aylarına ait toplam 6,687,360 TL tutarındaki fon payı ve TRT Payı kesintilerinden fon payı ile ilgili olan 5,857,542 TL anapara ve bununla ilgili faiz ve diğer masrafların Türk Telekom'dan tahsili için Şişli 2. İcra Müdürlüğü'ne başvurmuş ve 13 Mart 2002 tarihinde 14,025,000 TL tutarında tahsilat gerçekleştirmiştir.

Şirket'in Türk Telekom'un Mart-Ağustos 2000 dönemi ile ilgili olarak yapmış olduğu kesinti ile Eylül ayı kesintileri toplamından, ödenmesi gerekecek TRT payı tutarının düşülmesi sonrasında kalacak miktarın iadesi için açmış olduğu davaya bakan Ankara 3. Asliye Ticaret Mahkemesi, Yargıtay 19. Hukuk Dairesi'nin mevcut kararına karşın 13 Haziran 2002 tarihinde ilgili dava konusu talebin reddine karar vermiştir. Gerekçeli karar yazılarak 22 Temmuz 2002 tarihinde tebliğ edilmiştir. Şirket yasal süresi içerisinde kararı temyiz edecektir.

Şirket, temyiz sonucunda nihai kararın Yargıtay 19. Hukuk Dairesi ve Ankara 7. Asliye Ticaret Mahkemesi'nin yukarıda açıklanan aynı nitelikteki Ocak ve Şubat 2000 dönemlerine ait fon kesintilerine ilişkin kararları ile aynı doğrultuda olacağı düşüncesiyle, Ankara 3. Asliye Ticaret Mahkemesi'ndeki davada talep etmiş olduğu 13,388,004 TL anapara ve 11,840,426 TL faiz olmak üzere toplam 25,228,430 TL tutarında gelir tahakkuku yaparak "Diğer dönen varlıklar" hesabında göstermiştir.

13.9 Şirket, yukarıda madde 13.2'de belirtilen "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" kapsamında tarifeleri Türk Telekom tarafından belirlenen transmisyon hatlarını kiralamakta ve bunlar üzerinden iletişim sağlamaktadır. Sözkonusu transmisyon hatları için Türk Telekom'un kendi tarifeleri üzerinden Şirket'e uyguladığı %60 oranındaki indirim yine Türk Telekom tarafından 1 Temmuz 2000 tarihinden geçerli olmak üzere tek taraflı olarak kaldırılmış ve yerine birtakım şartlara bağlı olmak kaydıyla, %25 oranında indirim uygulamaya başlamıştır. Şirket, bu yeni tarifeye göre ödemelerini yapmakta ve giderlerini muhasebeleştirmektedir.

Konu ile ilgili olarak, 4 Temmuz 2000 tarihinde Ankara 9. Ticaret Mahkemesi'nde açılan dava, 23 Kasım 2000 tarihinde Ankara 2. Asliye Ticaret Mahkemesi'nde alınan ihtiyati tedbir kararının kaldırılması ve davanın mahkemece reddedilmesi ile sonuçlanmış ve bunun üzerine ilgili döneme ait toplam 29,124,614 TL tutarındaki kira farkları Türk Telekom tarafından Şirket'e fatura edilmiş ve Şirket alacaklarına mahsup edilmek suretiyle tahsil

Şirket kararın tebliğini takiben yasal süresi içinde kararı temyiz etmiş, ayrıca konu ile ilgili olarak Rekabet Kurumu Başkanlığı'na tedbir, durdurma ve cezalandırma için başvurmuştur.

Yargıtay 11. Hukuk Dairesi Ankara 9. Ticaret Mahkemesi'nin kararını onamıştır.

Şirket, sözü edilen kira farkları için Türk Telekom tarafından fatura edilmesi muhtemel gecikme bedeline istinaden ise, 31 Aralık 2000 tarihli mali tablolarında 3,021,637 TL tutarinda karşılık ayırmıştır. Türk Telekom sözkonusu gecikme bedeli için ilgili ve müteakip dönemlerde fatura etmek suretiyle herhangi bir talepte bulunmamıştır. 9 Mayıs 2002 tarihinde ise yazılı olarak talepte bulunduğu faiz tutarında uyuşmazlık sözkonusu olmuş ve herhangi bir kesinti yapılmasını önlemek amacıyla başvurulan Ankara Asliye 7. Ticaret Mahkemesi'nden anılan meblağın şirket hakedişlerinden kesilmesinin önlenmesi yönünde ihtiyati tedbir kararı alınmıştır. Şirket tarafından süresi içerisinde açılan esas hakkındaki dava halen Ankara 7 nci Ticaret Mahkemesi nezdinde devam etmektedir.

"Şebekelerarası İrtibat ve İşbirliği Sözleşmesi"nin vadesinde yapılmayan ödemelere uygulanacak gecikme bedelini düzenleyen maddesi gereği, ilişikteki mali tablolarda üst paragrafta belirtilen tutar dahil toplam 13,296,182 TL tutarında karşılık ayrılmıştır.

Ayrıca, Türk Telekom, 2 Mart 2001 tarihinde, Telekomünikasyon Kurumu'nun onayını almadan Şirket'e kiraladığı transmisyon hatları üzerinden aldığı kira bedelini %100 oranında artırmış ve yeni hat kiralamayacağını bildirmiştir. Şirket, 25 Mayıs 2001 tarihinde, Ankara 7. Asliye Hukuk Mahkemesi'nden ihtiyati tedbir kararı almıştır ve bunu müteakiben Ankara 9. Ticaret Mahkemesi'nde Türk Telekom'un aldığı kararların iptali için dava açmıştır. Türk Telekom'un tedbire itirazı 12 Temmuz 2001 tarihinde reddedilmiştir. Kasım ayından itibaren Şirket, Telekomünikasyon Kurumu'nun açıkladığı "Özel Devre Kira Tarifeleri" üzerinden kira ödemektedir. Şirket yönetimi ve Şirket'in avukatlarının bu dava hakkındaki görüşleri doğrultusunda, Şirket 30 Haziran 2002 tarihli mali tablolarında herhangi bir karşılık ayırmamıştır.

13.10 Türk Telekom ile imzalanan "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" nin arabağlantı hesaplaşmaları ile ilgili konuları içeren İlave 1A maddesinin, kamu yararına olmadığı iddiasıyla Elektrik Mühendisleri Odası (EMO) tarafından Türk Telekom aleyhine Ankara 9. İdare Mahkemesi'nde açılan dava 4 Ekim 2000 tarihinde, paylaşımın simetrik olmadığı gerekçesiyle EMO lehine sonuçlanmıştır. Bunun üzerine, Türk Telekom kararı temyiz etmeksizin, 21 Kasım 2000 tarihinde bir ihtarname göndererek sözkonusu kararı uygulayacağını Şirket'e bildirmiştir. Türk Telekom'un kararı temyiz etmemesi üzerine Şirket, müdahale talebiyle Danıştay'a başvurmuş ve kararı temyiz isteminde bulunmuştur. Ancak, Danıştay Şirket'in talebini davaya taraf olmaması gerekçesiyle reddetmiştir. Ayrıca, Şirket Ankara 1. Asliye Ticaret Mahkemesi'nde dava açmış ve Türk Telekom tarafından talep edilen meblağın Şirket hakedişlerinden kesinti yapılmak suretiyle tahsilinin engellenmesi yönünde ihtiyati tedbir kararı almıştır.

Konu ile ilgili olarak SPK, Şirket'e 13 Aralık 2000 tarihli bir yazı göndermiş ve ilgili sözleşme hükmünün taraflarca kesinleşmesini müteakip, mevcut duruma göre aleyhte oluşabilecek tutar için en yakın mali tablolarda karşılık ayrılması gereğini bildirmiştir. Ancak, Şirket 31 Ocak 2002 tarihinde SPK'na başvurarak böyle bir karşılığın yatırımcıları yanıltabileceği hususlarındaki çekincelerini belirtmiş ve SPK'nun görüşlerini talep etmiştir. Şirket'in bu talebine SPK 15 Mart 2002 tarihli yazısı ile cevap vermiş ve konunun Şirket yönetimi ve hukukçularının görüşleri doğrultusunda değerlendirilmesi gerektiğini bildirmiştir. Şirket yönetimi hukukçularının görüşlerini de alarak mali tablolarda karşılık ayrılmasına gerek olmadığı sonucuna varmıştır.

13.11 Başarı Elektronik ve Sanayi Ticaret A.Ş. ve Telsim Mobil Telekomünikasyon Hizmetleri A.Ş. tarafından Rekabet Kurulu'na yapılan başvurular üzerine Kurul'un başlattığı soruşturma, Kurul'un 20 Temmuz 2001 tarihli toplantısında alınan karar ile sonuçlandırılmış olup, sözkonusu karar 1 Ağustos 2001 tarihinde Şirket'e iletilmiştir.

Kurul Şirket'in GSM hizmetleri piyasasında hakim durumda olduğu, 4054 sayılı Rekabetin Korunması Hakkındaki Kanunun 6(a), 6(b) ve 6(d) bentlerinde yeralan yasak eylemlerde bulunduğu ve Kanunun 4. maddesini ihlal ettiğine oyçokluğu ile karar vermiş ve Kanunun 4 ve 6. maddelerinin ihlali nedeniyle Şirket'in toplam 6,973,129 TL idari para cezası ile cezalandırılmasına Danıştay yolu açık olmak üzere karar verilmiştir. Söz konusu tutarın tamamı için ilişikteki mali tablolarda karşılık ayrılmıştır. Gerekçeli karar yazılarak tebliğ edildiğinde, süresi içerisinde Danıştay nezdinde iptal davası açılacaktır.

13.12 Şirket, 8 Ocak 2002 tarihinde Kurum'a başvurarak ön ödemeli sistemde bulunan abonelerin TGM ruhsat ve kullanım ücretlerinin abonelerden tahsilinin imkansız olduğunu ve süregelen uygulamanın (abonelerden herhangi bir tahsilat yapılmaksızın Şirket tarafından ödenmesi) Şirket'e haksız bir ek maliyet yüklediğini belirtilerek Telekomünikasyon Kurumu'ndan uygulamanın gözden geçirilmesini ve uygun bir tahsilat yöntemi bulmasını talep etmiştir.

Kurum, Şirket'in bu talebini 1 Şubat 2002 tarihli yazısı ile yanıtlamış ve, özetle, ön ödemeli sistemdeki abonelerin TGM ücretlerinin süregelen uygulamadaki gibi tahsilat riski de Şirket tarafından üstlenilmek üzere toplanması ve bir yıllık toplam 52,336,000 TL'nın Kurum'a ödenmesi gerektiğini bildirmiştir.

Bunun üzerine, Şirket konuyu yargıya intikal ettirmiştir. Ankara 17. Asliye Hukuk Mahkemesi'nde görülen davada, mahkeme 22 Mart 2002 tarihinde yürütmeyi durdurma kararı vermiştir. Yukarıda Not 12.2'de açıklanan şekilde sonuçlanan dava için 30 Haziran 2002 tarihli mali tablolarında herhangi bir karşılık ayrılmamıştır.

13.13 Sabit ücretlerin iptali ile ilgili olarak, aboneler tarafından açılan ve 30 Haziran 2002 tarihi itibariyle sonuçlanan veya devam eden 7,430 adet dava bulunmaktadır.

Şirket yönetimi ve Şirket avukatları, aylık sabit ücretin hukuki dayanağının mevcut olduğu ve bilirkişi raporlarında belirtildiği gibi, bu ücretin bir hizmet karşılığı alındığı görüşündedir.

13.14 Şirket hisselerinin yurtdışında halka arzı ile ilgili olarak hazırlanan izahnamede abone kayıpları bilgilerinin yanlış verildiği iddiasıyla, ABD'nin New York Güney Bölgesi, Bölge Mahkemesinde, ABD'nde çok yaygın bir dava türü olan bir "toplu dava" (class action) açılmıştır. 8 Aralık 2000 tarihli mahkeme tebligatı ile, davacılar Şirket hisselerini temsilen çıkarılan Amerikan Depo Sertifikaları (ADS) için ödedikleri bedel ile aynı hisselerin, satılmış olanları için satış bedeli, satılmamış olanları için ise dava tarihi olan 22 Kasım 2000 tarihi itibariyle değeri arasındaki farkın tazmin edilmesini talep etmektedirler. Rapor tarihi itibariyle, Şirket yönetimi ve Şirket'in avukatları, sözkonusu davada önemli bir gelişme kaydedilmediğinden dolayı, davanın muhtemel sonuçları hakkında bir tahmin ve yorumda bulunamamaktadırlar.

13.15 2001 yılı içinde, Şirket Türkiye'de Mart 2001 tarihinden itibaren faaliyet göstermekte olan GSM operatörü İş-Tim Telekomünikasyon Hizmetleri A.Ş. (İş-Tim) ile ulusal dolaşım görüşmelerindede bulunmuştur. Bu görüşmelerin olumlu sonuç vermemesi üzerine, Telekomünikasyon Kurumu 19 Ekim 2001 tarihinde taraflara bir çözüm önerisi getirmiş ve tarafların 15 Kasım 2001 tarihine kadar anlaşmalarını talep etmiştir. Şirket, Kurum'un bu konuya müdahelede yetkili olmaması ve önerilerinin teknik açıdan imkansız ve ekonomik açıdan kabul edilemez nitelikte olması gerekçeleriyle Ankara 4. Asliye Hukuk Mahkemesi'nden ihtiyati tedbir kararı almıştır. Kurum ve İş-Tim tedbire itiraz etmişler fakat itirazları reddedilmiştir. Şirket, ayrıca, 27 Kasım 2001 tarihinde Uluslararası Ticaret Odası'nın (ICC) Uluslararası Tahkim Divanı'na bir dilekçe vererek Bakanlık ve Kurum aleyhine tahkim davası açmıştır.

Şirketi'in müracaatı üzerine Ankara 22. Asliye Mahkemesi, 8 Nisan 2002 tarihinde, Kurum'un otuz gün içinde İş-Tim ile bir ulusal dolaşım anlaşmasının imzalanmasına yönelik 14 Mart 2002 tarihli yazısına konu uygulamanın durdurulması yönünde ihtiyati tedbir kararı vermiştir. Kurum ve İş-Tim'in itirazları reddedilmiştir. Şirket, sözkonusu ihtilaf ile ilgili 11 Nisan 2002 tarihinde Uluslararası Ticaret Odası (ICC) nezdinde Kurum aleyhine dava açmıştır.

Ekonomik açıdan uygun olmayan bir ulusal dolaşım anlaşması yapmak zorunda kalınırsa, Şirket'in mali durumu ve/veya gelecekteki faaliyet sonuçları ve nakit akımları önemli ölçüde olumsuz olarak etkilenebilecektir.

13.16 Türk Telekom, 29 Aralık 2001 tarihinde, kendi ünitelerince verilen altyapı hizmetlerinden dolayı, Şirket'ten 8,975,390 TL tutarında faiziyle birlikte hizmet bedeli talep etmiş ve Şirket'in sözkonusu tutarı ödememesi üzerine, Şirket'in Türk Telekom'dan alacaklarından bu tutarı mahsup etmiştir. Şirket, bu duruma itiraz etmesine rağmen, 31 Aralık 2001 tarihli mali tablolarında bu tutarı ilgili gider hesaplarında giderleştirmiştir. Ancak, Şirket bu tutarın faizi ile tahsili için Ankara 1. Asliye Ticaret Mahkemesi'nde Türk Telekom aleyhinde dava açmıştır.

13.17 Şirket'in iki bankadaki bazı hesapları ile ilgili olarak, bu bankalardaki bir takım usulsüzlüklerden kaynaklandığı tahmin edilen anlaşmazlıklar mevcut bulunmaktadır ve bu husus ile ilgili karşılıklı davalar açılmıştır. 31 Aralık 2001 tarihi itibariyle 3,813,638 TL tutarındaki mevduatın ilgili banka tarafından bloke edildiği bildirilmiştir. Sözkonusu banka, bu tutara ilave olarak, faiz hariç olmak üzere 3,784,847 TL daha talep etmektedir. Şirket yukarıda belirtilen tutarların toplamı kadar ilgili diğer bankaya karşı dava açmıştır. Şirket yönetimi ve Şirket avukatları yukarıda belirtilen hususun Şirket'in mali tabloları üzerine önemli bir etkisinin olmayacağı kanaatindedir.

13.18 Şirket, Telekomünikasyon Kurumu ile imzalamış olduğu yeni görev ve imtiyaz sözleşmesinin 8. maddesi gereği Hazine'ye ödenecek hazine payı matrahına esas teşkil edecek "brüt gelir"i oluşturan unsurlar konusundaki ihtilafın çözümü için 11 Haziran 2002 tarihinde Hazine ve Kurum aleyhine Uluslararası Tahkim Mahkemesi nezdinde dava açmıştır.

13.19 Şubat 2001'de yaşanan ekonomik krizi müteakiben, Türkiye'de ekonomik sorunlar yaşanmaya devam edilmektedir. Bunun sonucu olarak, Türk Lirası'ndaki değer kaybı ve iç borçlanma senetleri ve hisse senetleri piyasalarındaki değişkenlik devam etmiştir. Ayrıca, yüksek enflasyon sürmekle birlikte ekonomide Aralık 2001 sonu itibariyle %9.4 oranında küçülme gerçekleşmiştir. Ancak, Türk Lirası'ndaki değer kaybı, Uluslararası Para Fonu'ndan 10 milyar Amerikan Doları tutarında yeni bir kredinin sağlandığının açıklanmasından sonra, yaklaşık son dokuz ay içinde belli bir dengeye oturmuştur. Türk ekonomisindeki sorunların başlıcaları, iç borçlanma senetlerinin ve hisse senetlerinin fiyatlarında ani düşüşler yaşanması kamu ve özel sektör borçlanmalarına ilişkin faiz oranlarının hızla yükselmesidir. Hükümet, bu sorunlar neticesinde banka sisteminde yaşanan likidite krizini aşmak amacıyla, 21 Şubat 2001 tarihinde Türk Lirası'nı serbest dalgalanmaya bırakmış ve bu karar, ilk gün içinde, Türk Lirası'nın Amerikan Doları karşısında %28 oranında değer kaybetmesine yol açmıştır. Ekonomik göstergelerdeki olumlu gelişmeler ve siyasi uygulamalardaki kararlılık neticesinde son altı aylık dönemde, Türk Lirası belli başlı yabancı para birimleri karşısında 2001 yılının aynı dönemine gore azalan ölçüde değer kaybına uğramıştır. Sözkonusu değer kaybı son altı ayda Amerikan Doları karşısında %9 olmuştur. Aynı dönemde, dünyadaki son dönem gelişmeler sonucunda ABD Doları karşısında güçlenen Euro karşısında Türk Lirası %23 oranında değer kaybetmiştir.

Bankacılık sektöründe güven henüz tamamen sağlanamamıştır ve ekonomideki genel likidite sıkıntısı devam etmektedir. Türk ekonomisinin dengeye oturması, büyük ölçüde hükümet tarafından alınan kararların etkinliğine, uluslararası mali kuruluşların kararlarına ve politik ve hukuki gelişmeler gibi diğer faktörlere bağlıdır. Politika ve iş ortamında meydana gelebilecek daha fazla önemli ve olumsuz değişimlerin Şirket'in varlıkları ve faaliyetleri üzerinde riskler yaratma olasılığı bulunmaktadır.

13.20 Şirket 30 Haziran 2002 tarihinde sona eren altı aylık ara hesap döneminde 114,932,527 TL tutarında kar etmiştir. Ancak, 30 Haziran 2002 tarihi itibariyle, kısa vadeli borçlar dönen varlıklardan 965,212,371 TL daha fazladır ve 636,659,847 TL tutarında birikmiş zarar bulunmaktadır. Şirket yönetimi, Şirket'in faaliyetlerini sürdürebilmesi için gerekli olan nakit akışının Şirket'in faaliyetleri ile sağlanacağı görüşündedir.

14 İşletmenin gayrisafi kar oranları üzerinde önemli ölçüde etkide bulunan muhasebe tahminlerinde değişikliklere ilişkin bilgi ve bunların parasal etkileri:

Yoktur.

15 Aktif değerler üzerinde mevcut bulunan toplam ipotek veya teminat tutarları:

30 Haziran 2002 ve 2001 tarihleri itibariyle, Şirket'in kullandığı yatırım kredilerinin ve diğer yükümlülüklerinin teminatını teşkil eden ve maddi duran varlıklar üzerinde mevcut bulunan toplam rehin tutarı aşağıdaki gibidir:

	30 Haziran 2002	30 Haziran 2001
ABD Doları	739,000,000	739,000,000
Türk Lirası	749,498,993	-

Hazine Payı üzerinden ödenmemiş bulunulan KDV nedeniyle Vergi Dairesi lehine sabit kıymetler üzerine 1 Şubat 2002 tarihinde 749,498,993 TL tutarında rehin konulmuştur. (Not 13.7)

16 Aktif değerlerin toplam sigorta tutarı:

30 Haziran 2002 ve 2001 tarihleri itibariyle, aktif değerler üzerindeki toplam sigorta tutarları aşağıdaki tabloda belirtildiği gibidir:

	30 Haziran 2002	30 Haziran 2001
Baz istasyonları	1,055,763,213	1,049,659,693
Santraller	914,598,933	726,456,906
Nakil vasıtaları	3,567,376	9,741,534
Diğer	797,508,567	455,367,885
	2,771,438,089	**2,241,226,018**

17 Alacaklar için alınmış olan ipotek ve diğer teminatların toplam tutarı:

30 Haziran 2002 ve 2001 tarihleri itibariyle, alacaklar için alınmış teminatların detayı aşağıdaki gibidir:

	30 Haziran 2002	30 Haziran 2001
Teminat çekleri	19,485,850	17,458,621
Teminat mektupları	13,729,628	12,432,594
Teminat senetleri	4,001,359	8,037,114
	37,216,837	**37,928,329**

18 Pasifte yer almayan taahhütlerin toplam tutarı:

30 Haziran 2002 ve 2001 tarihleri itibariyle, muhtelif kuruluşlara verilen taahhütler aşağıdaki gibidir:

	30 Haziran 2002	30 Haziran 2001
Verilen garantiler (Not 31)	125,689,786	110,428,514
Finansal kiralama borçları	65,547,982	72,352,933
Teminat mektupları	69,891,828	58,945,706
Teminat poliçeleri	11,572,273	37,296,275
Teminat çekleri	-	242,985
Kıdem tazminatı karşılığı (Not 11.7)	70,822	118,036
	272,772,691	**279,384,449**

Verilen teminat mektuplarının 15,000,000 TL tutarındaki kısmı yukarıda Not 13.6'da bahsi geçen Lisans KDV'si gecikme faizi tutarı için Vergi Dairesi'ne verilen teminat mektubunu temsil etmektedir.

19 Bankalardaki mevduatın bloke olanına ilişkin tutarlar:

30 Haziran 2002 tarihi itibariyle, bloke mevduat tutarı 17,976,214 TL'dır (30 Haziran 2001 : 54,879 TL). Bloke mevduatın 13,938,823 TL tutarındaki kısmı, Şirket'in ilişkili kuruluşlarınca kullanılan krediler karşılığı Şirket'in vermiş olduğu nakdi teminatlardır (Not 31).

20 Bilançoda maliyet bedeli üzerinden gösterilmiş menkul kıymetlerin ve finansal duran varlıkların borsa rayiçlerine göre, borsa rayiçleri üzerinden gösterilmiş menkul kıymetlerin ve finansal duran varlıkların maliyet bedellerine göre değerlerini gösteren bilgi:

Finansal duran varlıkların hisse senetleri herhangi bir borsada işlem görmemektedir.

21 Menkul kıymetler ve bağlı menkul kıymetler grubu içinde yer alıp işletmenin ortakları, iştirakleri ve bağlı ortaklıklar tarafından çıkarılmış bulunan menkul kıymet tutarları ve bunları çıkaran ortaklıklar:

Yoktur.

22 Mali tablolardaki "diğer" ibaresini taşıyan hesap kalemlerinden dahil olduğu grubun toplam tutarının % 20'sini veya bilanço aktif toplamının % 5'ini aşan kalemlerin ad ve tutarlar:

AKTİF (VARLIKLAR)

I- DÖNEN VARLIKLAR

Kısa Vadeli Diğer Alacaklar

	30 Haziran 2002	30 Haziran 2001
Grup şirketlerinden alacaklar	24,126,603	34,931,420
Personelden alacaklar	1,390,851	2,907,405
	25,517,454	**37,838,825**

Diğer Dönen Varlıklar

	30 Haziran 2002	30 Haziran 2001
Hazine Payı KDV'si	118,330,633	-
Verilen iş avansları	101,000,746	81,390,215
Konuşma gelir tahakkuku	97,539,706	62,782,622
Peşin ödenen kira giderleri	19,615,767	14,601,031
Ertelenen yatırım KDV'si	15,391,276	17,505,809
Peşin ödenen sigorta ve diğer giderler	13,642,851	30,040,225
Dava gelir karşılıkları	13,392,951	-
Faiz ve hizmet gelirleri tahakkuku	12,917,885	2,177,354
Peşin ödenen kredi yönetimi ücretleri	9,124,326	9,231,030
Peşin ödenen satış ve pazarlama giderleri	3,518,994	1,109,490
Peşin ödenen vergiler	8,529,122	4,199,292
Diğer	818,457	584,739
	413,822,714	**223,621,807**

Detayları Not 13.7'de açıklanan ve Şirket'in brüt gelirleri üzerinden aylık olarak hesaplayıp ödediği hazine payının katma değer vergisine tabii olması gerekçesi ile ödenmesi talep edilen Hazine Payı KDV tutarı, mali tablolara bu kalemde yansıtılmıştır.

Detayları Not 13.8'de açıklanan 13,392,951 TL tutarındaki dava gelir karşılığının, 13,388,004 TL tutarındaki kısmı Türk Telekom ile ihtilaf konusu olan %15 fon payı kesintisinden oluşmaktadır.

Faiz ve hizmet gelirleri tahakkuku kalemi içerisinde yeralan fon payı davasına ait faiz tutarı 11,840,426 TL'dir.

II- DURAN VARLIKLAR

Diğer Uzun Vadeli Ticari Alacaklar

	30 Haziran 2002	30 Haziran 2001
Grup şirketlerinden alacaklar	15,824,807	-
	15,824,807	**-**

Tutar, 1997 yılında Şirket'in Azertel Telekomünikasyon Yatırım ve Dış Ticaret A.Ş. lehine Azerbeycan Ulaştırma Bakanlığı'na Azerbaycan GSM anlaşmasına istinaden ödemiş olduğu 10,085,000 ABD Doları'ndan oluşmakta olup, 2003 yılından başlayarak tahsil edilmesi planlanmıştır. Bu alacak, Şirket'in 30 Haziran 2001 tarihli mali tablolarında "Kısa Vadeli Diğer Alacaklar" hesabında 12,634,216 TL olarak gösterilmiştir.

Diğer Maddi Olmayan Duran Varlıklar

	30 Haziran 2002	30 Haziran 2001
GSM Lisansı	124,210,000	124,210,000
Bilgisayar yazılımları	55,192,490	34,514,437
Diğer	6,859,814	6,193,673
Birikmiş itfa payları (-)	(43,510,060)	(31,570,758)
	142,752,244	**134,347,352**

PASİF (KAYNAKLAR)

I- KISA VADELİ BORÇLAR

Diğer Borç ve Gider Karşılıkları

	30 Haziran 2002	30 Haziran 2001
Gecikme faizi ve ceza karşılıkları (Not 13.4, 13.5, 13.7, 13.8, 13.9 ve 13.11)	506,111,719	82,319,114
Hazine Payı karşılığı (Not 13.4 ve 13.5)	248,244,918	115,175,146
Faturasız hat kullanılmayan kontür gelirleri	86,587,124	53,290,266
Satış pazarlama giderleri karşılığı	34,872,044	9,619,019
Şebekelerarası irtibat gider karşılığı (Not 13.1 ve 13.8)	27,884,604	87,690,843
Lisans KDV'si gecikme faizi ve ceza karşılıkları (Not 13.6)	18,058,067	94,231,916
Altyapı ve transmisyon kira karşılığı	18,092,491	3,508,637
Diğer karşılıklar	5,979,623	7,131,459
Tazminat giderleri karşılığı (Not 33)	30,000	1,000,000
	945,860,590	**453,966,400**

Hazine Payı karşılığı olarak ayrılan toplam 248,244,918 TL'nın 92,469,914 TL tutarındaki kısmı, Not 13.4'de açıklanan Ek Servis gelirleri ile ilgili hesaplanan Ek Hazine Payı ve geriye kalan 155,775,004 TL tutarındaki kısmı Not 13.5'de açıklanan arabağlantı gelirleri

Şebekelerarası irtibat gider karşılığı olarak ayrılan 27,884,604 TL'nın 18,209,518 TL tutarındaki kısmı Türk Telekom arabağlantı faturaları için ayrılan karşılıktan, 4,874,723 TL tutarındaki kısmı GSM Roaming gider karşılığından, 2,798,073 TL tutarındaki kısmı Telekomünikasyon Kurumu payı karşılığından (Not 13.1) ve kalan 2,002,290 TL tutarındaki kısmı 2000 yılı Ekim, Kasım ve Aralık ayları TRT payından (Not 13.8) oluşmaktadır.

Gecikme faizi ve ceza karşılığı olarak ayrılan 506,111,719 TL'nın, sırasıyla, 145,271,725 TL ve 152,372,457 TL tutarındaki kısımları Not 13.7'de açıklanan Hazine Payı KDV'sine ait vergi cezası ve gecikme faizlerinden, 105,768,025 TL ve 80,546,954 TL tutarlarındaki kısımları sırasıyla Not 13.4 ve 13.5'te açıklanan Ek Servis gelirleri ile arabağlantı gelirleri üzerinden hesaplanan hazine payı gecikme faizlerinden, 1,883,247 TL tutarındaki kısmı Not 13.8'de açıklanan 2000 yılı Ekim, Kasım ve Aralık ayları TRT payı gecikme faizinden, 6,973,129 TL tutarındaki kısmı Not 13.11'de açıklanan Rekabet Kurulu ceza karşılığından, 13,296,182 TL tutarındaki kısmı Not 13.9'da açıklanan Temmuz 2000 - Aralık 2000 dönemi transmisyon kira farkı gecikme bedeli karşılığından oluşmaktadır.

II. UZUN VADELİ BORÇLAR

Borç ve Gider Karşılıkları

	30 Haziran 2002	30 Haziran 2001
Komisyon Geliri	3,579,011	5,010,615
	3,579,011	**5,010,615**

Diğer borç ve gider karşılıkları, Şirket'in yurtdışında halka arz edilmesi esnasında JP Morgan danışmanlık firmasından aldığı hizmet sonucu oluşan hisse satış komisyonu gelir paylaşımı nedeniyle tahsil edilen tutarın uzun vadeye ait kısmından oluşmaktadır.

GELİR TABLOSU

Faiz ve Diğer Temettü Gelirleri

	30 Haziran 2002	30 Haziran 2001
Mevduatlardan alınan faiz gelirleri	40,085,448	18,397,893
Repo gelirleri	75,278	7,835,676
Ticari alacaklardan alınan faizler	1,508,333	2,896,648
Grup içi firmalardan alınan faizler	1,281,181	1,284,980
Personelden alınan faizler	39,389	715,650
	42,989,629	**31,130,847**

Faaliyetlerle İlgili Diğer Gelirler ve Karlar

	30 Haziran 2002	30 Haziran 2001
Reeskont	13,282,444	2,980
Kur farkı gelirleri	4,804,835	134,168,711
Kira gelirleri	2,061,747	1,966,429
Diğer gelirler	1,098,334	804,282
Komisyon gelirleri	715,802	473,967
Kampanya gelirleri	49,130	106,022
	22,012,292	**137,522,391**

23 "Diğer Alacaklar" ile "Diğer Kısa veya Uzun Vadeli Borçlar" hesap kalemi içinde bulunan ve bilanço aktif toplamının yüzde birini aşan, personelden alacaklar ile personele borçlar tutarlarının ayrı ayrı toplamları:

Yoktur.

24 Ortaklar, iştirakler ve bağlı ortaklıklardan alacaklar nedeniyle ayrılan şüpheli alacak tutarları ve bunların borçluları:

Yoktur.

25 Vadesi gelmiş bulunan ve henüz vadesi gelmeyen alacaklar için ayrılan şüpheli alacak tutarları (bu tutarlar ayrı toplamlar olarak gösterilir):

	Vadesi Gelmiş	Vadesi Gelmemiş	Toplam
30 Haziran 2002	170,556,183	5,545,899	176,102,082
30 Haziran 2001	127,913,748	5,117,165	133,030,913

26 **İşletme ile dolaylı sermaye ve yönetim ilişkisine sahip iştirakler ve bağlı ortaklıkların dökümü, iştirakler ve bağlı ortaklıklar hesabında yer alan ortakların isimleri ve iştirak oran ve tutarları, sözkonusu ortaklıkların düzenlenen en son mali tablolarında yer alan dönem karı veya zararı, net dönem karı veya zararı ile bu mali tabloların ait olduğu dönem, kurul standartlarına göre hazırlanıp hazırlanmadığı, bağımsız denetime tabi tutulup tutulmadığı ve bağımsız denetim raporunun olumlu, olumsuz ve şartlı olmak üzere hangi türde düzenlendiği:**

30 Haziran 2002 ve 2001 tarihleri itibariyle, Şirket'in iştirakleri ve bağlı ortaklıkları ile ilgili bilgiler aşağıdaki gibidir.

	İştirak Tutarı		İştirak Oranı (%)	
	2002	2001	2002	2001
A-) İştirakler				
Fintur	114,978,109	89,090,227	25	25
	114,978,109	**89,090,227**		
Sermaye Taahhütleri (-)		-		
Değer Düşüklüğü Karşılığı (-)	(87,860,572)	(10,853,927)		
İştirakler – Net	**27,117,537**	**78,236,300**		
B-) Bağlı Ortaklıklar				
KKTCell	16,999,999	16,999,999	100	100
Global	16,687,360	16,687,360	100	100
Corbuss	871,200	871,200	99	99
Turktell	834,600	834,600	100	100
Mapco	2,800,000	1,400,000	70	70
Platco	-	1,400,000	-	70
	38,193,159	**38,193,159**		
Sermaye Taahhütleri (-)	(96,704)	(1,431,854)		
Değer Düşüklüğü Karşılığı (-)	(3,395,992)	(1,470,672)		
Bağlı Ortaklıklar - Net	**34,700,463**	**35,290,633**		
Finansal Duran Varlıklar	**61,818,000**	**113,526,933**		

Finansal duran varlıklar maliyet bedelleriyle kaydedilmektedir. Net defter değerinin maliyet bedelinden düşük olması durumunda, finansal duran varlıklar net defter değerleri ile değerlenmektedir. Finansal duran varlıkların net defter değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, "Finansal Duran Varlıklar" ve "Diğer Faaliyetlerden Giderler ve Zararlar" hesaplarında gösterilmiştir.

Yukarıda belirtilenler dışında, 30 Haziran 2002 ve 2001 tarihleri itibariyle, Şirket'in dolaylı olarak iştirak ettiği firmalar aşağıdaki gibidir:

		Dolaylı İştirak Oranı (%)	
Firma Adı	**Ülkesi**	**2002**	**2001**
Kıbrıs Online Limited	K.K.T.C.	60	60
Digital Platform İletişim Hizmetleri A.Ş. (Digital Platform)	Türkiye	24	25
Molfintur S.R.L.	Moldavya	25	25
Superonline Uluslararası Elektronik Bilgilendirme Ve Haberleşme Hizmetleri A.Ş. (Superonline)	Türkiye	25	25
Topaz Telekomünikasyon Yayıncılık, Reklamcılık Sanayi ve Ticaret A.Ş. (Topaz)	Türkiye	25	25
Gürtel	Türkiye	25	25
Global LLC	Gürcistan	25	25
Mobicom Bilgi İletişim Hizmetleri A.Ş.	Türkiye	25	25
Azertel	Türkiye	20	20
Verinet Uydu Haberleşme Sanayi ve Ticaret A.Ş. (Verinet)	Türkiye	25	20
Geocell LLC	Gürcistan	21	21
I.M. Moldcell S.A.	Moldavya	19	19
Alo Vatan Telefondienste GmbH	Almanya	19	19
Alo Vatan Telefondienste GmbH	Avusturya	19	19
Millenicom GmbH	Almanya	19	19
Milleni.Com (U.S.) Corporation	ABD	19	19
European Telecommunication Holding E.T.H. A.G. (ETH)	Almanya	19	19
Azercell Telekom BM	Azerbaycan	13	13
Kazakcell	Kazakistan	13	13
Novacell	Ukrayna	19	19
Digital Hizmetler Pazarlama A.Ş.	Türkiye	13	13
Azeronline Limited	Azerbaycan	7	7
Bilişim	Türkiye	100	-
Digikids İnteraktif Çocuk Programları Yapımcılığı ve Yayıncılığı A.Ş.	Türkiye	60	60
Siber Eğitim ve İletişim Teknolojileri A.Ş.	Türkiye	50	50
Hayat Boyu Eğitim A.Ş. (Hayat)	Türkiye	75	75
İnteltek Teknoloji Yatırım ve Danışmanlık Ticaret A.Ş.	Türkiye	72	-

Şirket'in yönetim kurulunun 28 Şubat 2002 tarihinde yapılan toplantısında, Şirket'in iştiraklerinden Fintur'un yeniden yapılandırılması ve ortaklık yapısının yeniden düzenlenmesine karar verilmiştir. Bu karar doğrultusunda, Fintur'un diğer ortakları olan Sonera Corporation ve Çukurova Grubu (Çukurova Holding A.Ş., Çukurova Investment, Yapı Kredi ve Yapı Kredi Holding B.V.) ile bir niyet mektubu imzalanmıştır. Buna göre, Fintur'un tamamına ya da çoğunluk hisselerine sahip olduğu teknoloji şirketleri (Topaz, Mobicom, Superonline, ETH, Verinet, Digital Platform, Digital Pazarlama ve Fintur Technologies B.V.) Çukurova Grubu'na devredilecek, buna karşılık Çukurova Grubu'nun sahip bulunduğu %39.69 oranındaki Fintur hisselerinin %16.45'ini Şirket'e ve %23.24'ü Sonera Corporation'a devredilecektir. Yeniden yapılanma sonucunda, Fintur sadece Azerbaycan, Kazakistan, Moldova ve Gürcistan'da faaliyet gösteren GSM operatörlerinin çoğunluk hisselerine sahip olacaktır. Hisse devirleri sonucunda, Şirket'in Fintur'daki payı %25'ten %41.45'e yükselecektir.

Bu işlemler sonucunda Şirket'in Çukurova Grubu'na yapacağı net ödemenin 75 milyon ABD Doları ile sınırlı olması öngörülmektedir. 28 Şubat 2002 tarihinde imzalanan niyet mektubu şartları gereğince Çukurova Holding A.Ş. ve Yapı Kredi'ye sırasıyla 29,634,500 ABD Doları ve 5,736,000 ABD Doları tutarında hisse satış bedeli avansı olarak ödeme yapılmıştır. Çukurova Holding'e Mayıs 2002 döneminde yapılan 3,789,000 ABD Doları tutarındaki ödeme ile toplam ödenen hisse satış bedeli avansı 39,159,500 ABD Doları olmuştur.

Şirket, Çukurova Grubu ve Sonera ile 10 Mayıs 2002 tarihinde bir hisse alım anlaşması imzalamıştır. Hisse alım anlaşmasına ilave olarak, 7 Ağustos 2002 tarihinde, taraflar arasında bir tamamlama süresi anlaşması ("closing period agreement") imzalanmıştır. Sözkonusu anlaşma ile hisse alım anlaşmasındaki tüm şartlar aynı kalmak suretiyle hisse devir işlemlerinin tamamlanma tarihi 16 Ağustos 2002 olarak belirlenmiştir.

Şirket, dolaylı iştiraklerinden Moldcell, Geocell ve Kazakcell için yukarıda açıklanan yapı değişikliği sebebiyle doğabilecek birtakım finansal ve operasyonel sıkıntıları öngörerek bu şirketlere olan her türlü desteğinin devam edeceğini taahhüt etmiştir. Şirket'in ilgili taahütünü içeren niyet mektupları 4 Mart 2002 tarihinde imzalanmıştır.

İştirak ve Bağlı ortaklıklarla ilgili bilgiler (30 Haziran 2002)

	Mali tablo Dönemi	Dönem Karı/(Zararı)	Net Dönem Karı/(Zararı)
İştirakler			
Fintur (*)	1 Ocak – 30 Haziran 2002	(94,116,000)	(94,116,000)
Bağlı Ortaklıklar			
KKTCell	1 Ocak – 30 Haziran 2002	(74,911)	(74,911)
Global	1 Ocak – 30 Haziran 2002	1,440,426	1,440,426
Corbuss	1 Ocak – 30 Haziran 2002	(31)	(31)
Turktell	1 Ocak – 30 Haziran 2002	(400,244)	(400,244)
Mapco	1 Ocak – 30 Haziran 2002	(506.990)	(506.990)

İştirak ve Bağlı ortaklıklarla ilgili bilgiler (30 Haziran 2001)

	Mali tablo Dönemi	Dönem Karı/(Zararı)	Net Dönem Karı/(Zararı)
İştirakler			
Fintur (*)	1 Ocak – 30 Haziran 2001	(120,958,000)	(120,958,000)
Bağlı Ortaklıklar			
KKTCell	1 Ocak – 30 Haziran 2001	(5,318,492)	(5,318,492)
Global	1 Ocak – 30 Haziran 2001	(3,029,242)	(3,029,242)
Corbuss	1 Ocak – 30 Haziran 2001	608,761	646,126
Turktell	1 Ocak – 30 Haziran 2001	(473,218)	(473,218)
Mapco	1 Ocak – 30 Haziran 2001	(1,320,598)	(1,320,598)
Platco	1 Ocak – 30 Haziran 2001	(126,726)	(126,726)

(*) Yurtdışı şirketlerin son mali tablo karları tam ABD Doları olarak ifade edilmiştir.

İştiraklerin ve bağlı ortaklıkların, 30 Haziran 2002 ve 2001 tarihleri itibariyle faaliyette bulundukları ülkelerin muhasebe prensiplerine göre düzenlenen mali tabloları bağımsız

27 İştirakler ve bağlı ortaklıklarda içsel kaynaklardan yapılan sermaye arttırımı nedeniyle elde edilen bedelsiz hisse senedi tutarları:

Yoktur.

28 Taşınmazlar üzerinde sahip olunan ayni haklar ve bunların değerleri:

Yoktur.

29 Duran varlıklarda son üç yılda yapılan yeniden değerleme tutarları:

1998 yılında GSM lisansının alınması ile birlikte, Şirket imtiyazlı şirket statüsüne girdiğinden yürürlükteki vergi mevzuatı çerçevesinde sabit kıymetlerini yeniden değerleyememektedir.

30 Yabancı paralarla temsil edilen ve kur garantisi olmayan alacak ve borçlar ile aktifte mevcut yabancı paraların ayrı ayrı tutarları ve Türk Lirası'na dönüştürülme kurları:

(Aşağıdaki tablolarda döviz tutarları ve değerleme kurları tam değerleri ile ifade edilmiştir.)

30 Haziran 2002

Dövizli Varlıklar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Hazır Değerler			
Kasa			
ABD Doları	20,738	1.568.045	32,518
Euro	13,751	1,559,263	21,441
		Toplam	**53,959**
Bankalar			
ABD Doları	28,466.369	1,569.143	44,667.804
Euro	42.714	1,560,355	66,649
İsveç Kronu	683,419	170,526	116,541
Kısa Vadeli Ticari Alacaklar			**44,850,994**
Alıcılar			
ABD Doları	24.454,971	1.569.143	38,373,346
Euro	4.621,707	1,560,355	7,211.503
Diğer Kısa Vadeli Alacaklar			**45,584,849**
Ortaklardan Alacaklar			
ABD Doları	4,912.442	1.569,143	7.708.324
İştiraklerden Alacaklar			**7,708,324**
ABD Doları	47,039,011	1,569.143	73,810,936
Euro	17.753,546	1.560.355	27.701,835
Bağlı Ortaklıklardan Alacaklar			**101,512,771**
ABD Doları	1,316,304	1,569,143	2.065.470
Kısa Vadeli Diğer Alacaklar			**2,065,470**
ABD Doları	6.369.703	1.569.143	9.994.975
Diğer Dönen Varlıklar			**9,994,975**
[illegible]	[illegible]	1,569,143	12,125,416

Dövizli Borçlar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Finansal Borçlar			
Uzun Vadeli Kredilerin Anapara Taksit ve Faizler			
ABD Doları	495.563,316	1.576,711	781,360.132
			781,360,132
Uzun Vadeli Banka Kredileri			
ABD Doları	1.023,423,840	1.576,711	1.613,643,626
			1,613,643.626
Kisa Vadeli Ticari Borçlar			
Satıcılar			
ABD Doları	5.249,254	1,576.711	8.276.557
İsveç Kronu	640,808.766	172,301	110.411,991
İngiliz Sterlini	586.288	2.416.152	1,416,561
Euro	3.218,961	1.567,881	5.046,948
			125,152,057
Diğer Kısa Vadeli Borçlar			
Kısa Vadeli Diğer Borçlar			
ABD Doları	529.894	1.576.711	835.489
Euro	7.823	1.567,881	12.266
			847,755
Uzun Vadeli Ticari Borçlar			
Satıcılar			
Euro	257,897	1,567.881	404.352
			404.352
Alınan sipariş Avansları			
ABD Doları	22,083	1,576,711	34.819
			34.819
Borç ve Gider Karşılıkları			
ABD Doları	64.500	1.576.711	101.698
			101.698

İngiliz Sterlini	29,088	2,403,588	69,915	
Uzun Vadeli Ticari Alacaklar			**36,005,304**	
Verilen Depozito ve Teminatlar				
ABD Doları	72,690	1,569,143	114,061	
Diğer Uzun Vadeli Alacaklar			**114,061**	
ABD Doları	10,085,000	1,569,143	15,824,807	
Maddi Duran Varlıklar			**15,824,807**	
Verilen Sipariş Avansları				
İsveç Kronu	177,855,654	170,526	30,329,013	
			30,329,013	
Diğer Duran Varlıklar				
ABD Doları	39,159,500	1,569,143	61,446,855	
Genel Toplam			**355,491,382**	**2,521,544,438**

30 Haziran 2001

Dövizli Varlıklar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Hazır Değerler			
Kasa			
ABD Doları	17,081	1,252,773	21,399
İngiliz Sterlini	9,205	1,761,943	16,218
		Toplam	**37,617**
Bankalar			
ABD Doları	16,155,098	1,252,773	20,238,670
İngiliz Sterlini	12,71	1,761,943	22,394
Euro	3,100,029	1,063,353	3,296,425
Kısa Vadeli Ticari Alacaklar			**23,557,489**
Alıcılar			
ABD Doları	23,049,560	1,252,773	28,875,866
Alman Markı	775,065	543,684	421,390
Fransız Frangı	624,765	162,107	101,279
Euro	62,793	1,063,353	66,772
Diğer Kısa Vadeli Alacaklar			**29,465,307**
Ortaklardan Alacaklar			
ABD Doları	4,980,345	1,252,773	6,239,242
İştiraklerden Alacaklar			**6,239,242**
ABD Doları	11,770,000	1,252,773	14,745,138
Alman Markı	1,306,000	543,684	710,051
Euro	9,865,311	1,063,353	10,490,309
Bağlı Ortaklıklardan Alacaklar			**25,945,498**
İngiliz Sterlini	19,462	1,761,943	34,291

Dövizli Borçlar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Finansal Borçlar			
Uzun Vadeli Kredilerin Anapara Taksit ve Faizler			
ABD Doları	758,008,723	1,258,815	954,192,751
			954,192,751
Uzun Vadeli Banka Kredileri			
ABD Doları	1,106,876,616	1,258,815	1,393,352,887
			1,393,352,887
Kısa Vadeli Ticari Borçlar			
Satıcılar			
ABD Doları	5,581,448	1,258,815	7,026,010
İsveç Kronu	750,509,652	115,838	86,937,537
Fransız Frangı	10,844,033	162,889	1,766,374
İngiliz Sterlini	319,929	1,771,153	566,643
Alman Markı	2,794,473	546,306	1,526,637
Euro	821,048	1,068,482	877,275
İspanyol Pesetası	3,033,858	6,422	19,483
			98,719,959
Borç Senetleri			
ABD Doları	500	1,258,815	629,408
			629,408
Diğer Kısa Vadeli Borçlar			
Kısa Vadeli Diğer Borçlar			
ABD Doları	48,102	1,258,815	60,552
İngiliz Sterlini	3,385	1,771,153	5,995
			66,547
Borç ve Gider Karşılıkları			

Diğer Dönen Varlıklar				
ABD Doları	45,759,474	1.252,773	57,326.234	
İngiliz Sterlini	1.175	1.761.943	2,070	
Alman Markı	100.417.643	543.684	54.595.466	
Uzun Vadeli Ticari Alacaklar			111,923,770	
Verilen Depozito ve Teminatlar				
ABD Doları	72.690	1.252.773	91.064	
			91,064	
			199,436,349	2,533,250,771

31 Ortaklar, iştirakler ve bağlı ortaklıklar lehine verilen garanti, taahhüt, kefalet, avans, ciro gibi yükümlülüklerin tutarı:

İştirakler ve bağlı ortaklıklar lehine, 30 Haziran 2002 ve 2001 tarihleri itibariyle verilen garantilerin dağılımı aşağıdaki gibidir:

	30 Haziran 2002	30 Haziran 2001
Digital Platform	111,573,590	108,549,354
Moldcell	8,086,597	-
Geocell	5,771,753	-
Inteltek	250,000	-
Mapco	7,846	-
Superonline	-	1,879,160
	125,689,786	**110,428,514**

Belirtilen garantiler, sözkonusu şirketlerin muhtelif bankalardan kullandıkları nakdi ve gayrinakdi krediler karşılığında ilgili bankalara verilmiştir.

32 Kategorileri itibariyle yıl içinde çalışan personelin ortalama sayısı:

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık ara hesap dönemlerinde, çalışan personelin ortalama sayısı aşağıdaki gibidir :

	30 Haziran 2002	30 Haziran 2001
Yönetici	323	72
Diğer	1,866	2,175
	2,189	**2,247**

33 Mali tabloları önemli ölçüde etkileyen ya da mali tabloların açık, yorumlanabilir ve anlaşılabilir olması açısından açıklanması gerekli olan diğer hususlar:

33.1 Şirket'in, detayları Not 13'de açıklanan birtakım kurum ve kuruluşlar ile arasındaki uyuşmazlıklarla ilgili olarak, SPK Muhasebe Standartları uyarınca ayrılan karşılıkları gösteren tablo aşağıdaki gibidir :

	30 Haziran 2002	30 Haziran 2001
Hazine Payı KDV'si gecikme faizi ve ceza karşılığı (Notlar 13.7)	297,644,182	-
Arabağlantı üzerinden Ek Hazine Payı karşılığı (Not 13.5)	236,321,957	28,941,031
Ek Servis Gelirleri üzerinden Ek Hazine Payı karşılığı (Not 13.4)	198,237,939	89,305,249
Lisans KDV'si gecikme faizi ve ceza karşılığı (Not 13.6)	18,058,066	94,231,916
Tazminat giderleri karşılığı	30,000	1,000,000
EKP ve TGM üzerinden Ek Hazine Payı karşılığı (Not 13.3)	-	46,249,383
ÖİV ve DV üzerinden Ek Hazine Payı karşılığı (Not 13.4)	-	10,099,482
	750,292,144	**269,827,061**

Şirket yönetiminin davalar ile ilgili olarak hukukçularının görüşleri ve benzer konulardaki yargı içtihatları gözönünde bulundurarak yapmış olduğu değerlendirme bu davaların Şirket lehine sonuçlanacağı şeklinde olduğundan ilgili davalar için ayrılan karşılıklar aşağıdaki şekilde revize edilmiştir:

	31 Aralık 2001	İptal Edilen	Dönem Karşılığı	30 Haziran 2002
Not 13.3	68,509,731	(68,509,731)	-	-
Not 13.4	171,454,673	(28,511,424)	55,294,690	198,237,939
Not 13.6	94,204,594	(78,215,046)	2,068,518	18,058,066
	334,168,998	**(175,236,201)**	**57,363,208**	**216,296,005**

33.2 18 Haziran 2002 tarihinde, Bankacılık Düzenleme ve Denetleme Kurulu (BDDK), Bankalar Kanunu çerçevesinde alınması gereken tedbirlerin alınmadığı; toplam yükümlülüklerinin toplam varlıklarının değerini aştığı; ve faaliyetine devam etmesinin mevduat sahiplerinin hakları ve mali sistemin güven ve istikrarı bakımından tehlike arz ettiği gerekçeleri ile Şirket'in ortaklıklarından Pamukbank Türk Anonim Şirketi'nin (Pamukbank) yönetim ve denetiminin Tasarruf Mevduatı ve Sigorta Fonu'na (TMSF) devredilmesine karar vermiştir. TMSF, yönetimi ve denetimi kendisine devredilen Pamukbank'ın zararının sermayesine tekabül eden kısmını ödeyerek, bu bankanın hisse senetlerinin mülkiyetine, Bankalar Kanunu'nun 14. maddesinin 5. paragrafına istinaden, sahip olmuştur. Şirket yönetiminin bilgisi dahilinde, Pamukbank'ın Şirket'teki direkt ve dolaylı ortaklık oranları, sırasıyla, %0.51 ve %7.87'dir.

34 Dönemin vergi karşılıkları:

30 Haziran 2002 ve 2001 tarihleri itibariyle kurumlar vergisi oranı %30'dur. Bu oran üzerinden %10 fon kesintisi ile beraber toplam kurumlar vergisi yükü %33 olmaktadır. Kurumlar vergisine ilave olarak bir gelir vergisi stopajı da öngörülmektedir. Bakanlar Kurulu bu stopaj oranını %25'e kadar belirlemekle yetkili kılınmıştır. 2002 yılına ilişkin olarak bu oran %15 (hisseleri İstanbul Menkul Kıymetler Borsası'nda işlem gören kuruluşlar için %5) olarak öngörülmüştür. Bu oran üzerinden %10 fon kesintisi ile beraber toplam gelir vergisi stopaj yükü %16.5 (hisseleri İMKB'de işlem gören kuruluşlar için %5.5) olmaktadır. Ancak bu gelir vergisi stopajı, sadece kar payı dağıtımı anında ve sadece kar payı olarak dağıtılacak tutarlar üzerinden tahakkuk ettirilecek ve ödenecektir. Not 9'da belirtilen yatırım indirimi tutarları kurumlar vergisine tabi değildir. Ancak bu tutarlar %18 oranında gelir vergisi stopajına ve bu oran üzerinden %10 fon kesintisine tabidir. Dolayısıyla, kullanılan yatırım indirimi üzerindeki toplam vergi yükü %19.8 olacaktır. Yatırım indirimi, Şirket mali kara geçtiğinde ve mahsup edilecek geçmiş yıl zararları tüketildiğinde kullanılacaktır.

Şirket'in sermayesine ilave ettiği Azertel ile Gürtel şirketlerinin satışından sağlanan kazancı gelir vergisi kapsamında bulunduğundan, sözkonusu tutara isabet eden gelir vergisi hesaplanmış ve 2000 yılında vergi karşılığı olarak mali tablolara yansıtılmıştır. Ancak, ayrılan vergi karşılığı, ilgili ödemenin yapılması, yürürlükteki mevzuat çerçevesinde, Şirket'in mali karının çıkmasına bağlı olduğundan ve Şirket'in 2001 ve 2000 hesap dönemlerini zarar ile kapamasından dolayı, bilançonun uzun vadeli borçlar kısmında "Ertelenen ve Taksite Bağlanan Devlet Alacakları" hesabında gösterilmiştir.

30 Haziran 2002 tarihi itibariyle sona eren altı aylık ara hesap döneminde, 114,932,527 TL kar edilmesine karşın birikmiş zarar tutarının dönem karından daha yüksek olması nedeniyle vergi karşılığı ayrılmamıştır.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
30 HAZİRAN 2002 ve 2001 TARİHLERİNDE SONA EREN ALTI AYLIK ARA HESAP DÖNEMLERİNE AİT GELİR TABLOSU DİPNOTLARI

(Tutarlar aksi belirtilmedikçe milyon TL olarak ifade edilmiştir.)

1 Dönemin tüm amortisman giderleri ile itfa ve tükenme payları:

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık ara hesap dönemlerinde, amortisman ve tükenme payları aşağıdaki gibidir:

	30 Haziran 2002	30 Haziran 2001
a) Amortisman giderleri	210,334,884	176,965,415
aa) Normal amortisman giderleri	210,334,884	176,965,415
ab) Yeniden değerlemeden doğan amortisman giderleri	-	-
b) İtfa ve tükenme payları	8,637,747	6,469,556
	218,972,631	**183,434,971**

2 Dönemin reeskont ve karşılık giderleri:

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık ara hesap dönemlerinde, reeskont ve karşılık giderleri aşağıdaki gibidir:

	30 Haziran 2002	30 Haziran 2001
Gecikme faiz ve ceza karşılıkları	124,357,884	42,810,802
Hazine payı karşılığı (Bilanço dipnotu 13 ve 22)	123,888,663	55,067,346
Finansal duran varlıklar değerler düşüklüğü karşılığı	47,922,798	-
Şüpheli alacak karşılığı	25,596,338	35,429,228
Satış pazarlama giderleri karşılığı	23,297,258	1,924,622
Şebekelerarası irtibat gider karşılığı (Bilanço dipnotu 13 ve 22)	9,332,120	69,665,937
Alt yapı ve transmisyon gider karşılığı	9,003,657	-
Finansman giderleri karşılığı	4,251,879	25,968,915
Stok değer düşüklüğü karşılığı	1,657,700	-
Kıdem tazminatı karşılığı	1,626,958	1,188,060
Diğer karşılıklar	1,182,497	2,847,423
Reeskont giderleri karşılığı	-	1,171,442
Rekabet kurulu ceza karşılığı (Not 13.11)	-	6,973,129
	372,117,752	**243,046,904**

Gecikme faiz ve ceza karşılıklarının 34,385,518 TL, 48,070,081 TL, 39,132,964 TL, 2,068,518 TL ve 700,803 TL tutarındaki kısımları, sırasıyla, Ek Hazine Payı, Arabağlantı, Hazine Payı KDV'si, Lisans KDV'si temerrüt faizi ve TRT fon payı için 30 Haziran 2002 tarihi itibariyle hesaplanan gecikme faizlerinden oluşmaktadır (Bilanço dipnotları 13.4, 13.5,13.7,13.6 ve 13.8).

3 Dönemin tüm finansman giderleri:

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık ara hesap dönemlerinde, finansman giderleri ve bunların dağılımı aşağıdaki gibidir:

	30 Haziran 2002	30 Haziran 2001
Stok maliyetine verilen	120,187	3,210,349
Sabit varlık maliyetine verilen	137,204,109	847,291,870
Doğrudan gider yazılan	298,677,262	585,597,811
	436,001,558	**1,436,100,030**

4 Dönemin finansman giderlerinden ortaklar, bağlı ortaklık ve iştiraklerle ilgili kısmın tutarı (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):

6 numaralı gelir tablosu dipnotunda açıklanmıştır.

5 Ortaklar, bağlı ortaklık ve iştiraklere yapılan satışlar ve alışlar (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık ara hesap dönemlerinde, Şirket'in ortakları ve bağlı ortaklıklarına yaptığı satışlar ve alışlar aşağıdaki gibidir :

Satışlar :

	2002	2001
Ortaklar		
Yapı Kredi	170,991	85,275
Genel Sigorta	-	259,836
Pamukbank	26,627	
	197,618	**345,111**
Bağlı Ortaklıklar		
Global	11,573	10,716
KKTCell	807,580	1,437,623
Corbuss	-	-
Turktell	-	-
	819,153	**1,448,339**
	1,016,771	**1,793,450**

Alışlar :

	2002	2001
Ortaklar		
Genel Sigorta	1,461,477	672,279
Yapı Kredi	-	497
	1,461,477	**672,776**
Bağlı Ortaklıklar		
Global	12,773,437	7,978,276
Corbuss	174,434	2,407,686
KKTCell	1,830,009	775,708
Mapco	1,447,387	1,304,025
Turktell	-	290,923
	16,225,267	**12,756,618**
	17,686,744	**13,429,394**

6 Ortaklar, bağlı ortaklık ve iştiraklerden alınan ve bunlara ödenen faiz, kira ve benzerleri (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık ara hesap dönemlerinde, Şirket'in ortakları, bağlı ortakları ve iştiraklerinden alınan ve bunlara verilen faizler aşağıda belirtildiği gibidir:

	30 Haziran 2002		30 Haziran 2001	
	Alınan	**Ödenen**	**Alınan**	**Ödenen**
Yapı Kredi	24,992,222	347,725	10,553,467	6,867,097
Pamukbank	303,479	9,256	2,613,738	65,351
Diğer	95,586	-	572,545	-
	25,391,287	**356,981**	**13,739,750**	**6,932,448**

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık hesap dönemlerinde, Şirket'in ortakları, bağlı ortakları ve iştiraklerinden alınan kiralar aşağıda belirtildiği gibidir:

	30 Haziran 2002		30 Haziran 2001	
	Alınan	**Ödenen**	**Alınan**	**Ödenen**
Global	1,076,257	-	660,007	-
Corbuss	1,649	-	193,737	-
Mapco	2,061	-	56,172	-
Platco	-	-	45,134	-
Turktell	-	-	22,032	-
	1,079,967	**-**	**977,082**	**-**

7 Yönetim Kurulu başkan ve üyeleri ile genel müdür, genel koordinatör, genel müdür yardımcıları gibi üst düzey yöneticilere cari dönemde sağlanan ücret ve benzeri menfaatlerin toplam tutarı:

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık ara hesap dönemlerinde, üst düzey yöneticilere sağlanan ücret ve benzeri menfaatler toplamı, sırasıyla, 1,155,000 TL ve 1,933,372 TL olmuştur.

8 Amortisman hesaplama yöntemleri ile bu yöntemlerde yapılan değişikliklerin dönem amortisman giderlerinde meydana getirdiği artış (+) veya azalış (-):

Yoktur.

9 Stok maliyeti hesaplama sistemleri (safha veya sipariş maliyeti gibi) ve yöntemleri (ağırlıklı ortalama maliyet, ilk giren ilk çıkar, hareketli ortalama maliyet gibi):

Ağırlıklı ortalama maliyet yöntemi kullanılmaktadır.

10 Varsa, tamamen veya kısmen fiili stok sayımı yapılmamasının gerekçeleri:

Dönem sonu itibariyle stok sayımı yapılmıştır.

11 Yurtiçi ve yurt dışı satışlar hesap kalemi içinde yer alan ürün, hurda, döküntü gibi maddelerin satışları ile hizmet satışlarının ayrı ayrı toplamlarının brüt satışların yüzde yirmisini aşması halinde bu madde ve hizmetlere ilişkin tutarlar:

	30 Haziran 2002	30 Haziran 2001
Konuşma Gelirleri	1,306,748,551	820,514,203
Yurtdışı Satış Gelirleri	67,161,723	47,588,793
Tesis ve Sabit Ücret Gelirleri	30,339,472	54,260,985
Diğer Satış Gelirleri	22,329,712	18,143,700
Simkart Satış Gelirleri	13,265,546	9,482,999
	1,439,845,004	**949,990,680**

12 İşletmenin varsa satışlarıyla ilgili teşvik ve sübvansiyonlar hakkında bilgi:

Yoktur.

13 Önceki döneme ilişkin gelir ve karlar ile önceki döneme ait gider ve zararların tutarlarını ve kaynaklarını gösteren açıklayıcı not:

30 Haziran 2002 ve 2001 tarihlerinde sona eren altı aylık ara hesap dönemlerinde, önceki dönem giderleri sırasıyla 12,629,400 TL ve 2,032,927 TL'dır. 12,629,400 TL'nın 10,842,684 TL tutarındaki kısmı transmisyon gider karşılığından oluşmaktadır.

14 Adi ve imtiyazli hisse senetleri için ayrı ayrı gösterilmek koşuluyla hisse başına kar ve kar payı oranları (kısaltılmamış tam Türk Lirası olarak):

30 Haziran 2002 tarihinde sona eren altı aylık ara hesap döneminde, hisse başına kar iki yüz otuz Türk Lirası olarak hesaplanmıştır. Birikmiş zararların dönem karından daha büyük olması sebebiyle dağıtıma esas kar bulunmamaktadır.

15 Her bir ana üretim grubu için ayrı ayrı olmak üzere, işletmenin dönem içinde gerçekleştirdiği mal ve hizmet üretim miktarlarındaki değişmeler:

İşletmenin dönem içinde gerçekleştirdiği hizmet üretim miktarlarındaki değişmeler aşağıda Not 16'da açıklandığı gibidir.

16 Her bir ana satış grubu için ayrı ayrı olmak üzere, işletmenin dönem içinde gerçekleştirdiği mal ve hizmet satış miktarlarındaki değişmeler:

	Birim	30 Haziran 2002	30 Haziran 2001
Konuşma süresi	(Dakika)	2,743,838,984	3,268,845,132
Hazır kart kullanımı	(Kontür)	5,545,298,804	4,833,530,103
Simkart satışı	(Adet)	2,833,086	2,219,241
Hat tesisleri	(Adet)	2,387,562	2,354,307

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2002

Turkcell Iletisim Hizmetleri A.S.

By:

Name: Muzaffer Akpınar
Title: Chief Executive Officer